                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-45304
PROSPECTUS

                                2,500,000 SHARES

                         [INFORMATICA CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------

Informatica Corporation is offering 2,000,000 shares of its common stock and the selling stockholders are offering 500,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
                            ------------------------

Our common stock is listed on the Nasdaq National Market under the symbol "INFA." On September 27, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $86 51/64 per share.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE 12.
                            ------------------------

                               PRICE $85 A SHARE
                            ------------------------

                                                     UNDERWRITING       PROCEEDS TO       PROCEEDS TO
                                                     DISCOUNTS AND      INFORMATICA         SELLING
                                PRICE TO PUBLIC       COMMISSIONS       CORPORATION       STOCKHOLDERS
                                ---------------      -------------      -----------       ------------
Per Share...................           $85.00               $4.25             $80.75           $80.75
Total.......................     $212,500,000         $10,625,000       $161,500,000      $40,375,000

Informatica Corporation has granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on October 3, 2000.
                            ------------------------
                          Joint Book-Running Managers
MORGAN STANLEY DEAN WITTER                            CREDIT SUISSE FIRST BOSTON
                            ------------------------
ROBERTSON STEPHENS

                                  THOMAS WEISEL PARTNERS LLC

                                                                    FAC/EQUITIES

SEPTEMBER 27, 2000

FRONT INSIDE COVER ART DESCRIPTION

     Under the title, "The Informatica Solution" appears a graphic comprised of two concentric disks designed to provide a functional overview of our product line. The first disk, which is the inner disk of the two concentric disks, is labeled with the text "Enterprise Data Integration" and includes three triangular, or pie-shaped, sub-segments labeled with the text "ERP", "e-Business", and "Legacy". The second disk is labeled with the text "Cross Value-Chain Analytics" and includes seven triangular, or pie-shaped, sub-segments labeled with the text "Human Resources", "Finance", "Operations", "e-Business", "Marketing", "Sales", and "Procurement". Attached to the two concentric disks by dotted lines, which are designed to represent the specific technical interface various functional users of our system employ to access information from our system, are four smaller disks, which are designed to represent these users. These disks are organized under the subtitle "Personalized Information Delivery" and include the following labels: "Business Analysts" accessing information through "Client Server", "Executives/Managers" accessing information through "Web/Client Server", "Mobile Workers" accessing information through "Wireless/Voice" and "Trading Partners" accessing information through "Web".

     Under the graphic appears the text: "We are a leading provider of e-business infrastructure and analytic software that enables our customers to automate the integration, analysis and delivery of critical corporate information. Using our products, managers and executives gain valuable business insight they can use to improve operational performance and enhance competitive advantage."

     At the bottom of the page is an Informatica logo with the tagline "Now You Know" under the logo.

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.....................       4
Risk Factors...........................      12
Special Note Regarding Forward-Looking
  Statements...........................      21
Use of Proceeds........................      22
Dividend Policy........................      22
Price Range of Common Stock............      22
Capitalization.........................      23
Dilution...............................      24
Selected Consolidated Financial Data...      25

                                           PAGE
                                           ----
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      26
Management.............................      38
Principal and Selling Stockholders.....      40
Underwriters...........................      42
Legal Matters..........................      43
Experts................................      44
Where You Can Find More Information....      45
Index to Consolidated Financial
  Statements...........................     F-1

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     In this prospectus "Informatica," "we," "us" and "our" refer to Informatica Corporation and its subsidiaries. Informatica, the Informatica logo, PowerCenter and PowerMart are our registered trademarks. Additionally, PowerBridge, PowerCenter.e, PowerConnect >and PowerPlug are our trademarks. This prospectus contains other product names, trade names and trademarks of Informatica and of other organizations.

     All of the information disclosed in this prospectus assumes no exercise of the underwriters over-allotment option and gives effect to the two-for-one stock split effected in the form of a stock dividend to each stockholder of record as of February 18, 2000.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

OUR BUSINESS

     We are a leading provider of e-business infrastructure and analytic software that enables our customers to automate the integration, analysis and delivery of critical corporate information. Using our products, managers and executives gain valuable business insight they can use to improve operational performance and enhance competitive advantage.

     Over the last two decades, companies have made significant investments in a variety of applications that automate specific business functions. As a result, companies have amassed large volumes of information stored in disparate databases. More recently, the adoption of the Internet as a business tool and the deployment of e-business applications have accelerated this trend by exponentially increasing electronic transaction activity and the volume of associated data. These developments have made it increasingly difficult for managers and executives to access and analyze comprehensive information regarding their customers, operations and suppliers in a timely manner. International Data Corporation, or IDC, an independent market research firm, estimates that the worldwide market for data warehouse software totaled $5.1 billion in 1999 and is expected to grow to $11.2 billion in 2003. IDC also estimates that the worldwide market for analytic applications software totaled $1.9 billion in 1999 and is expected to grow to $5.2 billion in 2003.

     We provide our customers with a comprehensive suite of software products that are designed to support more effective and timely business decision-making. Our infrastructure products simplify the process of integrating and analyzing data from multiple systems, while our complementary packaged analytic applications provide our customers with reports and metrics that can be extended to meet their unique business requirements. Using our products, customers can evaluate the performance of their entire business value-chain, including direct and indirect sales, marketing, customer service, operations, human resources, procurement and finance. We plan to extend our products to allow a broader range of corporate employees to access corporate information through wireless devices, voice recognition technology and the Internet. We believe our products provide our customers with the following primary benefits:

     - integrated information across a wide range of business functions and disparate data sources;

     - timely access to personalized corporate information; and

     - comprehensive business insight and enhanced business decision-making.

     We have over 900 customers, which include companies in a wide variety of industries, ranging from e-business to manufacturing, and from financial services to telecommunications. Our top ten customers by revenue for the six quarters ending June 30, 2000 are Bell Atlantic, Citibank, Deutsche Post, Gateway, General Electric, Hewlett-Packard, Lucent Technologies, Merrill Lynch, Philips Electronics and UUNET Technologies. We also maintain relationships with a variety of strategic partners to jointly develop, market, sell and implement our solutions. Our significant strategic partners include Andersen Consulting, Ariba, BroadVision, Business Objects, Deloitte Consulting, KPMG, PeopleSoft, PricewaterhouseCoopers, SAP, Siebel Systems and Sybase. We market and sell our software and services through our direct sales force in the United States, Canada, Germany, Switzerland and the United Kingdom. We also have relationships with distributors in various regions, including Asia-Pacific, Australia, Europe, Japan and Latin America, who sublicense our products and provide service and support within their territories. More than 20 independent software vendors, including several of our strategic partners, have licensed our technology for inclusion in their products.

     For the six months ended June 30, 2000, our total revenues increased to $59.8 million from $25.0 million for the same period in 1999, representing growth of 139%. These increases were driven by a higher average transaction size and increasing adoption of our products by both end users and original equipment manufacturers, or OEMs. Our license revenues for the six months ended June 30, 2000 increased to $38.6 million from $16.5 million for the same period in 1999, representing growth of 133%. Service revenues for the six months ended June 30, 2000, increased to $21.3 million from $8.5 million for the six months ended June 30, 1999, representing growth of 151%. For the six months ended June 30, 2000, excluding amortization of stock-based compensation of $0.5 million, amortization of goodwill and other intangible assets of $4.2 million and purchased in-process research and development of $2.2 million, we had operating income of $3.6 million. For additional information see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements.

OUR PRODUCTS

     Our products enable our customers to build the necessary infrastructure for deploying and managing business intelligence and analytic applications across their organizations. Our product line, which includes infrastructure products and a suite of packaged analytic applications, enables enterprises to implement a decision support architecture that can be as sophisticated -- or as simple -- as required. Our infrastructure products include our flagship data integration platform and a set of supporting products that simplify the integration, transformation and analysis of data from disparate sources. Earlier this year we extended our product offerings to include an integrated suite of analytic applications that complement and leverage our infrastructure products. Using our products, customers can evaluate the performance of their entire business value-chain, including direct and indirect sales, marketing, customer service, operations, human resources, procurement and finance.

     The following information summarizes the key features and benefits of our products and services.

     INFRASTRUCTURE PRODUCTS

     Our infrastructure products feature a high-performance, scalable architecture designed to support the demanding requirements of global companies and rapidly growing e-businesses. Our core offerings, PowerCenter, PowerCenter.e and PowerMart, are enterprise data integration platforms that integrate and unify the diverse applications, and the various types of users, that populate today's enterprises. Our infrastructure products extract data from operational sources, including legacy, relational and enterprise resource planning, or ERP, data, enrich it for decision support, catalog it for use and reuse, and deliver it to business intelligence and analytic applications. In addition, we offer a number of extension products that provide technical capabilities to accelerate and simplify customer implementation of our products, including PowerConnects, PowerPlugs and PowerBridge.

        PRODUCT                           DESCRIPTION                                    BENEFIT
------------------------  -------------------------------------------  -------------------------------------------
POWERCENTER               A scalable enterprise data integration       Speeds integration and simplifies
                          platform for deploying and managing          management of enterprise-wide information
                          distributed data warehouses and              by integrating decision support components,
                          sophisticated analytic applications. This    enforcing consistent data definitions and
                          platform manages the integration,            synchronizing and integrating disparate
                          transformation and analysis of data from     data marts and data warehouses.
                          disparate sources and allows centralized
                          management of distributed resources.
POWERCENTER.E             A PowerCenter extension to support various   Allows analysis of Web-based e-commerce
                          e-business data integration requirements     information in order to evaluate and
                          including XML, Internet server log files     improve e-business performance.
                          and third-party demographic data.
POWERMART                 A data integration platform for quickly      Speeds integration and simplifies
                          building, deploying and managing             management of departmental information by
                          line-of-business or departmental data marts  integrating decision support components and
                          and analytic applications.                   enforcing consistent data definitions.
POWERCONNECTS             A set of extensions to enhance access to     Simplifies access to e-business, ERP and
POWERPLUGS                various enterprise data sources and          legacy data and allows the reuse of
POWERBRIDGE               metadata, including SAP, PeopleSoft, DB2     metadata in order to reduce information
                          and Hyperion.                                technology cost and improve system
                                                                       manageability.

     ANALYTIC APPLICATION PRODUCTS

     Our application products are comprised of a tightly integrated suite of analytic applications that provide standardized reports and business metrics across a range of business functions. These analytic applications are designed to integrate data from a variety of operational systems, such as Ariba, BroadVision, Oracle, PeopleSoft, SAP, Siebel Systems, legacy systems and Web commerce servers, and provide unique business insight by enabling companies to analyze and manipulate the aggregated and normalized information. Our packaged analytic applications are designed to help companies leverage industry best practices and minimize implementation time and cost for enterprise-wide analytics. Because our analytic application products span multiple business functions, we believe they uniquely offer managers and executives an integrated cross-functional view of their businesses that they have not traditionally been able to achieve. Our analytic applications are based on our infrastructure products and can therefore be modified and extended to meet the unique requirements of each enterprise.

        PRODUCT                           DESCRIPTION                                    BENEFIT
------------------------  -------------------------------------------  -------------------------------------------
ECRM                      An integrated suite for analyzing the        Helps companies to increase sales by
                          effectiveness of customer-facing business    attracting, retaining and servicing
                          processes, including direct and indirect     customers.
                          sales, marketing and customer service.
EBUSINESS OPERATIONS      An integrated suite for analyzing            Helps companies to reduce costs, improve
                          back-office business operations, including   responsiveness and better manage human
                          finance, human resources, manufacturing and  resources and other corporate assets.
                          logistics.
EPROCUREMENT              An integrated suite for analyzing            Helps companies reduce procurement time and
                          procurement processes, including the         costs, improve product quality and monitor
                          acquisition of raw materials, components     supplier performance.
                          and other supplies, as well as supplier
                          relationships.

     SERVICES

     We offer a comprehensive set of professional services, including product-related consulting services, training and customer support. Our consulting services range from designing and deploying analytic applications to data transformation and performance tuning. Our consulting strategy is to provide specialized expertise regarding our products to enable our end user customers and systems integrator partners to successfully implement our products. Our systems integrator partners include Andersen Consulting, Cap Gemini Ernst & Young, Computer Sciences Corporation, Deloitte Consulting, EDS, KPMG and PricewaterhouseCoopers. We also offer a comprehensive curriculum of product-related training to help our customers and strategic partners build proficiency in using our products. Through our two technical support centers, we offer high-quality technical support on a global basis to customers through the phone, e-mail and the Internet.

OUR STRATEGIC PARTNERS AND CUSTOMERS

     Our strategic partners include industry leaders in enterprise and e-business software, business intelligence tools, computer hardware and systems integration. We offer a comprehensive strategic partnership program for major vendors in these areas so that they can provide sales and marketing leverage, access to required technology and complementary products and services to our joint customers. In addition to our systems integrator partners listed above, our strategic partners include Ariba, Brio Technology, BroadVision, Business Objects, Cognos, Compaq Computer, EMC, Hewlett-Packard, Hyperion Solutions, IBM, Inktomi, InterWorld, Kana Communications, Microsoft, MicroStrategy, Mitsubishi Electronics, PeopleSoft, SAP, SageTree, Siebel Systems, Sun Microsystems and Sybase.

     Our customers include leading companies in a wide range of industries as well as major governmental and educational institutions. A representative sampling of customers who have licensed at least $150,000 of our software since January 1996 includes:

----------------------------------------------------------------------------------------------------------------------
 EBUSINESS / INTERNET   MANUFACTURING / HIGH TECH                       COMMUNICATIONS
----------------------------------------------------------------------------------------------------------------------
 - Barnesandnoble.com   - 3Com                  - Honeywell             - AirTouch Cellular     - One2One
 - Cisco Systems        - Autodesk              - Intuit                - AT&T                  - SBC
 - CNET                 - Advanced Micro        - International Paper   - BellSouth             - Scottish Telecom
 - eBay                   Devices               - Lockheed Martin       - Cable & Wireless      - Sprint
 - EMC                  - Avery-Dennison        - Lucent Technologies   - GTE                   - TCI
 - Inktomi              - Boeing                - Macromedia            - Mannesmann            - Telenor
 - Media Metrix         - Bosch                 - Motorola              - McLeod                - Time Warner Telecom
 - Priceline.com        - Cummins Engine        - Palm                    Communications        - Williams
 - Storerunner.com      - EMC                   - Philips Electronics                             Communications
 - Submitorder.com      - Ericsson              - Qualcomm
 - UUNET Technologies   - Freightliner          - Rayovac
 - Ventro               - Gateway               - Siemens
 - WebMD                - General Electric      - Thomson
                        - Goodyear Tire         - Toyota
                        - Hewlett-Packard       - Ultramar Diamond
                                                  Shamrock
----------------------------------------------------------------------------------------------------------------------
 INSURANCE              BANKING / FINANCIAL SERVICES                    RETAIL / CONSUMER PACKAGED GOODS
----------------------------------------------------------------------------------------------------------------------
 - Allstate Insurance   - Abbey National        - Lincoln Financial     - BT Office Products    - J. Crew
 - AXA                  - ADP                   - Massachusetts         - Borders               - Liz Claiborne
 - Blue Cross/Blue      - BancOne                  Financial Services   - Campbell Soup         - Musicland
   Shield               - Banque de France      - Merrill Lynch         - Circuit City          - Nike
 - Equitable Life       - Barclays Bank         - Morgan Stanley        - Dial                  - Pepsico
 - Great American Life  - Charles Schwab          Dean Witter           - First Brands          - Polo Ralph Lauren
 - Hartford Insurance   - Citibank              - NatWest Bank          - The Gap               - Staples
 - John Hancock         - Credit Suisse First   - Oppenheimer
 - Metropolitan Life      Boston                - PNC Bank
 - Mutual of Omaha      - Deutsche Bank         - Putnam Investments
 - Prudential           - First Union           - Salomon Smith Barney
 Insurance              - GMAC                  - UBS
 - ReliaStar Life       - JP Morgan
 - Zurich Insurance
----------------------------------------------------------------------------------------------------------------------
 PHARMACEUTICALS /      UTILITIES / ENERGY                              OTHER
 CHEMICALS
----------------------------------------------------------------------------------------------------------------------
 - Equistar Chemicals   - Chevron               - Florida Power &       - Air France            - Hearst Corporation
 - Ethicon              - Commonwealth Edison     Light                 - BC Rail               - Hertz
 - Genentech            - Enron                 - Northeast Utilities   - Cargill               - La Poste
 - Glaxo Wellcome       - First Energy          - PacBell               - Carlson Wagonlit      - Manpower
 - Parke Davis                                  - Southern Company      - Cendant Corp.         - Robert Half
 - Pharmacia & Upjohn                                                   - Delta Airlines          International
 - Roche Bioscience                                                     - Deutsche Post         - Warner Brothers
 - SmithKline Beecham                                                   - FedEx                 - Waste Management
 - Takeda                                                               - Fox Entertainment
 - Warner Lambert                                                         Group
 - Zeneca
----------------------------------------------------------------------------------------------------------------------

OUR COMPETITIVE STRENGTHS

     Analytic Solutions Spanning the Entire e-Business Value Chain. Both our infrastructure and application products afford our customers with a complete, enterprise-wide analytic capability that can span the full range of business functions, such as direct and indirect sales, marketing, customer service, operations, human resources, procurement and finance. By leveraging this integrated and cross-functional view of their operations, our customers are better able to manage their businesses and improve their competitive position.

     Highly Scalable and Flexible Data Integration Architecture. Our products are capable of supporting the needs of large global enterprises and demanding e-businesses due to our highly scalable architecture. In addition, our platform supporting infrastructure products are developed to be compatible with most software applications. Our platform and supporting infrastructure products are both flexible and extensible, allowing customers to build sophisticated analytic applications to meet their specific requirements. The open architecture design of our products enables our customers to support and inter-operate with a wide range of computing platforms, applications and data sources.

     E-business Support. We have extended our infrastructure products to support leading e-business standards, such as XML and Web logs. In addition, we have built product extensions to simplify integration with leading e-business applications and Web commerce servers, including those offered by Ariba, BroadVision, Kana Communications and Siebel Systems. Especially when combined with our eCRM application suite, our products allow companies to easily integrate their Internet and back office applications and to perform valuable analysis of their combined operations.

     Significant Installed Customer Base. We have an installed customer base that spans a wide range of industries. Our products have been licensed by over 900 customers around the world. As of June 30, 2000, our customers included approximately half of the Fortune 100 companies. Our success in these deployments serves to strengthen our brand awareness while providing an opportunity to license additional products to these existing customers.

     Strong Base of Leading Strategic Partners. We have alliances and strategic partnerships with leading enterprise and e-business software providers, systems integrators and hardware vendors. These alliances provide sales and marketing leverage and access to required technology while also providing complementary products and services to our joint customers. Currently, more than 100 companies market and resell our solutions around the world, which we believe has helped accelerate market adoption of our products.

OUR STRATEGY

     Enhance Position as a Leading Independent Analytic Infrastructure
Vendor. We intend to maintain and enhance our leading position as the open data integration infrastructure of choice for enterprise-wide business analytics. In particular, our strategy is to ensure that our products inter-operate with the products offered by the leading enterprise and e-business software vendors. We believe that this technical independence from any particular application product provides a competitive advantage over function-specific analytic solutions offered by some of our competitors. We plan to continue to license our software to end-users as well as aggressively pursue OEM relationship with other software vendors who can base their products in part on our technology.

     Broaden Deployments with Existing Customers. We believe our existing customer base provides us with significant additional sales opportunities. We plan to broaden the use of our infrastructure products across enterprises based on our successful implementations to date within each company. Additionally, our recently released analytic application products provide new growth opportunities. We believe we are aligning our marketing activities and sales model to capture these additional opportunities.

     Extend Functionality of Analytic Application Products. We intend to increase the number and capabilities of our analytic application products. To date, we have completed two acquisitions to support our efforts in this area, and we have an ongoing joint development effort with PricewaterhouseCoopers to leverage our collective domain expertise. In addition, we intend to increase the size of our development team focused on these products.

     Expand Strategic Alliances and Geographic Coverage. In order to increase our revenues and our market penetration, we intend to expand our strategic alliances with systems integration firms, resellers and other software vendors for the joint sales, marketing and development of our products. In addition, we intend to broaden our geographic coverage through the expansion of our direct and indirect sales efforts.

     Extend Our Product Line to Deliver Information through Wireless Devices, Voice Technologies and the Internet. While access to analytic information is currently limited primarily to business analysts within large organizations, we believe that a broad range of corporate employees would benefit from mobile and remote access to such information. Towards this end, we plan to extend both our infrastructure and application products to provide analytic information access through a number of interface technologies, including wireless phones and pagers, other mobile devices, voice recognition technology and the Internet.

RECENT DEVELOPMENTS

     Effective as of August 31, 2000, we acquired Zimba, a privately held developer of applications that provide mobile professionals with real-time access to corporate and external information through wireless devices, voice recognition technology and the Internet. Under the terms of the definitive agreement, we acquired Zimba in a stock-for-stock merger transaction valued at approximately $26 million. The merger will be accounted for as a purchase transaction and is intended to qualify as a tax-free exchange of shares under the Internal Revenue Service, or IRS, regulations.
                           -------------------------

     Our principal executive offices are located at 3350 W. Bayshore Road, Palo Alto, California 94303, and our telephone number is (650) 687-6200. We are incorporated in Delaware.

                                  THE OFFERING

Common stock offered by us..........   2,000,000 shares
Common stock offered by the selling
  stockholders......................     500,000 shares
  Total.............................   2,500,000 shares
Total common stock to be outstanding
  after this offering...............  36,479,275 shares
Over-allotment option...............     375,000 shares
Use of proceeds.....................  We intend to use the proceeds of this offering for working capital and other general corporate purposes.
                                      See "Use of Proceeds."
Nasdaq National Market symbol.......               INFA

     The above information is based upon 34,479,275 shares outstanding as of June 30, 2000. This information does not include 7,891,633 shares of common stock subject to outstanding options and 3,421,062 shares of common stock reserved for future issuance under our stock plans. See "Capitalization" for additional information concerning the number of outstanding shares of our capital stock and stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,         JUNE 30,
                                               ---------------------------   -----------------
                                                1997      1998      1999      1999      2000
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues..............................   $12,741   $30,346   $62,379   $25,012   $59,838
Total cost of revenues......................     2,582     5,389    10,996     4,494    12,000
Gross profit................................    10,159    24,957    51,383    20,518    47,838
Merger-related costs and purchased
  in-process research and development.......        --        --     2,082        --     2,199
Amortization of stock-based compensation....         2        98       742       287       529
Amortization of goodwill and other
  intangible assets.........................        --        --        --        --     4,172
Loss from operations........................    (8,217)   (9,391)   (1,909)     (951)   (3,350)
Loss before income taxes....................    (8,018)   (9,285)     (671)     (767)   (2,628)
Net loss....................................   $(8,018)  $(9,285)  $(1,495)  $(1,067)  $(3,503)
Net income (loss) per share:
  Basic and diluted net loss per share......   $ (1.18)  $ (1.21)  $ (0.06)  $ (0.07)  $ (0.10)
Shares used in calculation of basic and
  diluted net loss per share:...............     6,777     7,652    23,783    16,132    33,517

     The following table presents our summary consolidated balance sheet data as of June 30, 2000. The as adjusted data gives effect to the sale of 2,000,000 shares of common stock that we are offering under this prospectus at the public offering price of $85.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                   JUNE 30, 2000
                                                                --------------------
                                                                               AS
                                                                 ACTUAL     ADJUSTED
                                                                --------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $ 31,831    $192,511
Restricted cash.............................................      20,282      20,282
Working capital.............................................      14,587     175,267
Total assets................................................     112,188     272,868
Stockholders' equity........................................      74,385     235,065

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

OUR QUARTERLY RESULTS FLUCTUATE, WHICH MAY CAUSE OUR STOCK PRICE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to also significantly fluctuate or experience declines. Some of the factors that could cause our operating results to fluctuate include:

     - the size and timing of customer orders, which can be affected by customer order deferrals in anticipation of future new product introductions or product enhancements and customer budgeting and purchasing cycles;

     - market acceptance of our products;

     - the length and variability of our sales cycle for our products;

     - the length of time and costs associated with the implementation of our products;

     - introduction or enhancement of our products or our competitors' products and changes in our or our competitors' pricing policies;

     - our ability to develop, introduce and market new products on a timely basis;

     - the mix of our products and services sold and the mix of distribution channels utilized;

     - our success in expanding our sales and marketing programs;

     - an increase in analytic applications licensing, which may result in a smaller percentage of our revenue from licenses being recognized when such licenses are made, and increased implementation cost;

     - seasonality with respect to our license revenues;

     - technological changes in computer systems and environments; and

     - general economic conditions, which may affect our customers' capital investment levels.

     Our product revenues are not predictable with any significant degree of certainty. Historically, we have recognized a substantial portion of our revenues in the last month of the quarter. If customers cancel or delay orders, it can have a significant adverse impact on our revenues and results of operations for the quarter. To the extent any such cancellations or delays are for large orders, this impact will be greater. To the extent that the average size of our orders increases, customers' cancellations or delays of orders will more likely harm our revenues and results of operations. Our quarterly product license revenues are difficult to forecast because we historically have not had a substantial backlog of orders, and therefore revenues in each quarter are substantially dependent on orders booked and shipped in that quarter and cash collections from international customers and specific resellers. Our product license revenues are also difficult to forecast because the market for our products is rapidly evolving, and our sales cycles, which may last many months, vary substantially from customer to customer and vary in general due to a number of factors over which we have little or no control. Nonetheless, our short-term expense levels are relatively fixed and based, in part, on our expectations of future revenues.

     The difficulty we have in predicting our quarterly revenue means revenue shortfalls are likely to occur at some time, and our inability to adequately reduce short-term expenses means such shortfalls will affect not only our revenue, but also our overall business, results of operations and financial condition. Due to the uncertainty surrounding our revenues and expenses, we believe that quarter-to-quarter comparisons of our
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

operating results are not a good indication of our future performance. While we achieved significant quarter-to-quarter revenue growth in the past, you should not take these recent quarterly results to be indicative of our future performance. We do not expect to sustain this same rate of sequential quarterly revenue growth in future periods. Moreover, our future quarterly operating results may fall below the expectations of stock analysts and investors. If this happens, the price of our common stock may fall.

THE MARKET IN WHICH WE SELL OUR PRODUCTS IS HIGHLY COMPETITIVE.

     The market for our products is highly competitive, quickly evolving and subject to rapidly changing technology. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. We believe we currently compete more on the basis of our products' functionality than on the basis of price. If our competitors develop products with similar or superior functionality, we may have difficulty competing on the basis of price.

     Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their products to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future strategic partners, thereby limiting our ability to sell products through these channels. Competitive pressures could reduce our market share or require us to reduce our prices, either of which could harm our business, results of operations or financial condition. We compete principally against providers of decision support, data warehousing and analytic application software. Such competitors include Acta Technology, Broadbase Software, E.piphany, Informix Corporation and Sagent Technology.

     In addition, we compete against database vendors that currently offer, or may develop, products with functionalities that compete with our solutions. These products typically operate specifically with these competitors' proprietary databases. Such competitors include IBM, Microsoft and Oracle.

ANY SIGNIFICANT DEFECT IN OUR PRODUCTS COULD CAUSE US TO LOSE REVENUE AND EXPOSE US TO PRODUCT LIABILITY CLAIMS.

     The software products we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when first introduced. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations or lack of market acceptance of our products, and as a result, harm our business, results of operations or financial condition. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors. For example, we issued corrective releases to fix problems with the version of our PowerMart released in the first quarter of 1998. As a result, we had to allocate significant customer support resources to address these problems. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. The limitation of liability provisions contained in our license agreements, however, may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide applications. If a claimant successfully brings a product liability claim against us, it would likely significantly harm our business, results of operations or financial condition.

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

BECAUSE WE SELL A LIMITED NUMBER OF PRODUCTS, IF THESE PRODUCTS DO NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR REVENUES WILL BE ADVERSELY AFFECTED.

     To date, substantially all of our revenues were derived from our PowerCenter, PowerCenter.e, PowerConnects, PowerMart, our analytic application software products and related services. We expect revenues derived from these products and related services to comprise substantially all of our revenues for the foreseeable future. Even if the emerging software market in which these products are sold grows substantially, if any of these products do not achieve market acceptance, our revenues will be adversely affected. In particular, we recently released our analytic application products and the degree of market acceptance for these products is unknown. Market acceptance of our products could be affected if, among other things, applications suppliers integrate their products to such a degree that the utility of the data integration functionality that our products provide is minimized or rendered unnecessary.

IF THE MARKET IN WHICH WE SELL OUR PRODUCTS AND SERVICES DOES NOT GROW AS WE ANTICIPATE, OUR REVENUES WILL BE HARMED.

     The market for software solutions that enable more effective business decision-making by helping companies aggregate and use data stored throughout an organization is relatively new and still emerging. Substantially all of our revenues are attributable to the sale of products and services in this market. If this market does not grow at the rate we anticipate, our business, results of operations and financial condition will be adversely affected. One of the reasons this market might not grow as we anticipate is that many companies are not yet fully aware of the benefits of using these software solutions to help make business decisions or the benefits of our specific product solutions. As a result, we believe large companies to date have deployed these software solutions to make business decisions on a relatively limited basis. Although we have devoted and intend to continue to devote significant resources to promote market awareness of the benefits of these solutions, our efforts may be unsuccessful or insufficient.

TECHNOLOGICAL ADVANCES AND EVOLVING INDUSTRY STANDARDS COULD ADVERSELY IMPACT OUR FUTURE PRODUCT SALES.

     The market for our products is characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products by our direct competitors or others embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete, unmarketable or less competitive. In particular, an industry-wide adoption of uniform open standards across heterogeneous analytic applications could minimize the importance of the integration functionality of our products and harm the competitiveness and market acceptance of our products. Our success depends upon our ability to enhance existing products, to respond to changing customer requirements and to develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards.

     We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, some of our customers have deferred purchasing products until their upgrades were released. For example, an upgrade to a version of our PowerMart product, which was scheduled to be released in December 1997, was not shipped until February 1998. As a result, some of our customers deferred purchasing this version of our PowerMart product until the upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products and purchase those of our competitors instead. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements will harm our business, results of operations and financial condition.

IF WE DO NOT MAINTAIN AND STRENGTHEN OUR RELATIONSHIPS WITH OUR STRATEGIC PARTNERS, OUR ABILITY TO GENERATE REVENUE AND CONTROL IMPLEMENTATION COSTS WILL BE ADVERSELY AFFECTED.

     We believe that our ability to increase the sales of our products and our future success will depend in part upon maintaining and strengthening successful relationships with our current or future strategic partners. In addition to our direct sales force, we rely on established relationships with a variety of strategic partners, such as systems integrators, resellers and distributors, for marketing, licensing, implementing and supporting our products in the United States and internationally. We also rely on relationships with strategic technology partners, such as enterprise resource planning providers, for the promotion and implementation of our solutions. In particular, our ability to market our products depends substantially on our relationships with significant strategic partners, including Andersen Consulting, Ariba, BroadVision, Business Objects, Deloitte Consulting, KPMG, PeopleSoft, PricewaterhouseCoopers, SAP, Siebel Systems and Sybase. In addition, our strategic partners may offer products of several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling and implementing our products.

     We may not be able to maintain our strategic partnerships or attract sufficient additional strategic partners who are able to market our products effectively, who are qualified to provide timely and cost-effective customer support and service or who have the technical expertise and personnel resources necessary to implement our products for our customers. In particular, if our strategic partners do not devote adequate resources for implementation of our products, we will incur substantial additional costs associated with hiring and training additional qualified technical personnel to timely implement solutions for our customers. Furthermore, our relationships with our strategic partners may not generate enough revenue to offset the significant resources used to develop these relationships.

WE RELY ON THIRD-PARTY TECHNOLOGIES AND IF WE ARE UNABLE TO USE OR INTEGRATE THESE TECHNOLOGIES, OUR PRODUCT AND SERVICE DEVELOPMENT MAY BE DELAYED.

     We intend to continue to license technologies from third parties, including applications used in our research and development activities and technologies, which are integrated into our products and services. If we cannot obtain or integrate any of these licenses, we may experience a delay in product and service development until equivalent technology can be identified, licensed and integrated. These technologies may not continue to be available to us on commercially reasonable terms or at all. We may not be able to successfully integrate any licensed technology into our products or services, which would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

     - risks of product malfunction after new technology is integrated;

     - the diversion of resources from the development of our own proprietary technology; and

     - our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

THE LENGTHY SALES CYCLE AND IMPLEMENTATION PROCESS OF OUR PRODUCTS MAKES OUR REVENUES SUSCEPTIBLE TO FLUCTUATION.

     Our sales cycle can be lengthy because the expense, complexity, broad functionality and company-wide deployment of our products typically requires executive-level approval for investment in our products. In addition, to successfully sell our products, we frequently must educate our potential customers about the full benefits of our products, which also can require significant time. Due to these factors, the sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control, including:

     - customers' budgetary constraints and internal acceptance review procedures;

     - the timing of budget cycles;

     - concerns about the introduction of our products or competitors' new products; or

     - potential downturns in general economic conditions.

     Further, our sales cycle may lengthen as we continue to focus our sales efforts on large corporations. The implementation of our products, and particularly our analytic application products, is also a complex and time-consuming process, the length and cost of which is difficult to predict. If our sales cycle and implementation process lengthens unexpectedly, it could adversely affect the timing of our revenues or increase costs, either of which may independently cause fluctuations in our revenue.

WE EXPECT SEASONAL TRENDS TO CAUSE OUR QUARTERLY REVENUES TO FLUCTUATE.

     In recent years, there has been a relatively greater demand for our products in the fourth quarter than in each of the first three quarters of the year, particularly the first quarter. As a result, we historically have experienced relatively higher bookings in the fourth quarter and relatively lighter bookings in the first quarter. While some of this effect can be attributed to the rapid growth of revenues in recent years, we believe that these fluctuations are caused by customer buying patterns (often influenced by year-end budgetary pressures) and the efforts of our direct sales force to meet or exceed year-end sales quotas. In addition, European sales may tend to be relatively lower during the summer months than during other periods. We expect that seasonal trends will continue for the foreseeable future. This seasonal impact may increase as we continue to focus our sales efforts on large corporations.

WE RECOGNIZE REVENUE FROM SPECIFIC CUSTOMERS AT THE TIME WE RECEIVE PAYMENT FOR OUR PRODUCTS, AND IF THESE CUSTOMERS DO NOT MAKE TIMELY PAYMENT, OUR REVENUES COULD DECREASE.

     We recognize revenue from sales to OEMs, specific resellers, international customers and specific customers based on their credit history, at the time we receive payment for our products, rather than at the time of sale. If these customers do not make timely payment for our products, our revenues could decrease. Further, if our revenues from sales to these customers increase as a percentage of total revenues, our revenues could decrease. If our revenues decrease, the price of our common stock may fall.

WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES, AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABLE OPERATIONS.

     We were incorporated in 1993 and began selling our products in 1996; and therefore, we have a limited operating history upon which investors can evaluate our operations, products and prospects. We have incurred significant net losses since our inception, and we may not achieve profitability. We incurred net losses of $8.0 million, $9.3 million and $1.5 million in 1997, 1998 and 1999, and $3.5 million for the six-month period ended June 30, 2000. As of December 31, 1999, we had an accumulated deficit of $23.9 million, and as of June 30, 2000, our accumulated deficit was $27.4 million. We intend to increase our operating expenses significantly in the next 12 months; therefore, our operating results will be harmed if revenues do not increase significantly.

OUR BUSINESS COULD SUFFER AS A RESULT OF OUR STRATEGIC ACQUISITIONS AND INVESTMENTS.

     In December 1999, we acquired Influence, a developer of analytic applications for e-business, in a transaction accounted for as a pooling-of-interests. In February 2000, we acquired Delphi, a distributor of our products in Switzerland, in a transaction accounted for as a purchase. In August 2000, we acquired Zimba, a provider of applications that enable mobile professionals to have real-time access to enterprise and external information through wireless devices, voice recognition technologies and the Internet, in a transaction accounted for as a purchase. In April 2000, we acquired certain PricewaterhouseCoopers intellectual property rights and personnel in exchange for shares of our common stock. We may not be able to effectively integrate these companies, intellectual property, or personnel, and our attempts to do so will place an additional burden on our management and infrastructure. These acquisitions will subject us to a number of risks, including:

     - the loss of key personnel, customers and business relationships;

     - difficulties associated with assimilating and integrating the new personnel and operations of the acquired company;

     - the potential disruption of our ongoing business;

     - the expense associated with maintenance of uniform standards, controls, procedures, employees and clients;

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

     - the risk of product malfunction after new technology is integrated;

     - the diversion of resources from the development of our own proprietary technology; and

     - our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

     There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisitions.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR INVESTMENTS THAT COULD DILUTE OUR EXISTING STOCKHOLDERS, OR CAUSE US TO INCUR CONTINGENT LIABILITIES, DEBT OR SIGNIFICANT EXPENSE

     From time to time, in the ordinary course of business, we may evaluate potential acquisitions of, or investments in, related businesses, products or technologies. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, there can be no assurance that any strategic acquisition or investment will succeed. Any future acquisition or investment could harm our business, financial condition and results of operation.

     Recently, the Financial Accounting Standards Board, or FASB, voted to eliminate pooling-of-interests accounting for acquisitions and the ability to write-off in-process research and development has been limited by recent pronouncements. The effect of these changes would be to increase the portion of the purchase price for any future acquisitions that must be charged to our cost of revenues and operating expenses in the periods following any such acquisitions. As a consequence, our results of operations could be harmed. Although these changes would not directly affect the purchase price for any of these acquisitions, they would have the effect of increasing the reported expenses associated with any of these acquisitions. To that extent, these changes may make it more difficult for us to acquire other companies, product lines or technologies.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO GREATER INTELLECTUAL PROPERTY, COLLECTIONS, EXCHANGE RATE FLUCTUATIONS, REGULATORY AND OTHER RISKS, WHICH COULD LIMIT OUR FUTURE GROWTH.

     We intend to expand our international operations, and as a result, we may face significant additional risks. Our failure to manage our international operations and the associated risks effectively could limit the future growth of our business. International revenues accounted for 6%, 12%, and 18% of total consolidated revenues in 1997, 1998 and 1999, and 21% for the six-month period ended June 30, 2000, substantially all of which consisted of sales to customers in Europe. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

     Our international operations face numerous risks. Our products must be localized -- customized to meet local user needs -- in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. We cannot assure you that our localization efforts will be successful. In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting and training an international staff. We must also be able to enter into strategic relationships with companies in international markets. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future growth could be limited.

     Our international business is subject to a number of risks, including the following:

     - greater difficulty in protecting intellectual property;

     - greater difficulty in staffing and managing foreign operations;

     - greater risk of uncollectible accounts;

     - longer collection cycles;

     - potential unexpected changes in regulatory practices and tariffs;

     - potential unexpected changes in tax laws;

     - sales seasonality;

     - the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business; and

     - general economic and political conditions in these foreign markets.

     We may encounter difficulties predicting the extent of the future impact of these conditions. These factors and other factors could harm our ability to gain future international revenues and consequently on our business, results of operations and financial condition.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD HARM OUR RESULTS OF OPERATIONS.

     We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. We increased the number of our employees from 187 at December 31, 1998, to 332 at December 31, 1999, and to 552 as of June 30, 2000. Our revenues increased from $30.3 million in 1998 to $62.4 million in 1999, and our revenues for the six-month period ended June 30, 2000 were $59.8 million. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be significantly harmed. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner, and we may discover deficiencies in existing systems and controls.

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS COULD BE HARMED.

     Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not be allowed or our competitors may successfully challenge the validity or scope of any of our four US and one European issued patents or any future issued patents. Our patents alone may not provide us with any significant competitive advantage. Third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. We cannot easily monitor any unauthorized use of our products, and, although we are unable to determine the extent to which piracy of our software products exists, software piracy is a prevalent problem in our industry in general.

     Furthermore, effective protection of intellectual property rights is unavailable or limited in various foreign countries. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN OUR LOSS OF SIGNIFICANT RIGHTS.

     As is common in the software industry, we have received and may continue from time to time receive notices from third parties claiming infringement by our products of third-party patent and other proprietary rights. Third parties could claim that our current or future products infringe their patent or other proprietary rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely effect our business, financial condition and operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. Legal action claiming patent infringement could be commenced against us, and we may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. Moreover, the cost of defending patent litigation could be substantial, regardless of the outcome. In the event a patent claim against us was successful and we could not obtain a license on acceptable terms, license a substitute technology or redesign to avoid infringement, our business, financial condition and operating results would be significantly harmed.

AFTER THIS OFFERING, OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS WILL CONTROL INFORMATICA.

     After this offering, our officers, directors and principal stockholders (i.e., greater than 5% stockholders) will together control approximately 36.7% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might affect the market price of our common stock.

OUR STOCK PRICE FLUCTUATES AS A RESULT OF OUR BUSINESS AND STOCK MARKET FLUCTUATIONS.

     The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock following this offering will be affected by a number of factors, including the following:

     - the announcement of new products or product enhancements by us or our competitors;

     - quarterly variations in our or our competitors' results of operations;

     - changes in earnings estimates or recommendations by securities analysts;

     - developments in our industry; and

     - general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. After periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future, which is often expensive and diverts management's attention and resources, which could harm our ability to execute our business plan. Such factors and fluctuations, as well as general economic, political and market conditions, may cause the market price of our common stock to decline.

THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, PARTICULARLY IN THE SILICON VALLEY AREA, WHERE WE ARE HEADQUARTERED, COULD HARM OUR RESULTS OF OPERATIONS.

     We believe our success depends upon our ability to attract and retain highly skilled personnel, including Gaurav S. Dhillon, our Chief Executive Officer, Diaz H. Nesamoney, our President and Chief Operating Officer, and other key members of our management team. We currently do not have any key-man life insurance relating to our key personnel, and their employment is at-will and not subject to employment contracts.

     We may not be successful in attracting, assimilating and retaining key personnel in the future. As we seek to expand our operations, the hiring of qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees, particularly in the Silicon Valley area, where we are headquartered, is intense. We have in the past experienced difficulty in recruiting qualified sales and technical personnel. Failure to attract, assimilate and retain key personnel, particularly sales and technical personnel, would harm our business, results of operations and financial condition.

A SUBSTANTIAL PERCENTAGE OF OUR OUTSTANDING COMMON STOCK MAY BE SOLD IN THE MARKET, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Upon completion of this offering (based upon shares outstanding as of June 30, 2000), we will have 36,479,275

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

shares of common stock outstanding, or 36,854,275 shares if the underwriters exercise their over-allotment option. Based upon shares held as of September 1, 2000, the 8,205,343 shares (including options exercisable within 60 days) that will still be held by our selling stockholders, certain 5% stockholders and by other executive officers and directors after completion of this offering, are subject to a 90-day lock-up agreement and will be available for public resale on the 91st day after the date of this prospectus.

     In addition to the shares that are currently outstanding we have:

     - 7,891,633 shares issuable upon exercise of options outstanding as of June 30, 2000, with a weighted average exercise price of $25.85 per share; and

     - 3,421,062 shares of common stock available for issuance as of June 30, 2000, under our stock plans.

Shares underlying vested options are eligible for immediate resale in the public market, unless such shares are held by our directors and executive officers, in which case the shares will be eligible for sale in the public market at the expiration of the 90-day lock-up agreement entered into in connection with this offering.

IF YOU PURCHASE SHARES OF OUR COMMON STOCK IN THIS OFFERING, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options or warrants exercise those options or warrants, you will incur further dilution. See "Dilution."

WE HAVE BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS OFFERING.

     We currently have no specific plan for using substantially all of the proceeds of this offering. As a consequence, we will have the discretion to allocate a large percentage of the proceeds to uses which the stockholders may not agree.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE ON REASONABLE TERMS TO US, IF AT ALL.

     We expect that the net proceeds of this offering will be sufficient to meet our working capital needs for at least the next 12 months. However, if we need additional capital prior to that, and after that period, we may not generate sufficient revenue from operations to offset our operating or other expenses. As a result, in the future, we may need to raise additional funds through public or private debt or equity financings. We may not be able to borrow money or sell more of our equity securities to meet our cash needs. Even if we are able to do so, it may not be on terms that are favorable or reasonable to us. If we are not able to raise additional capital when we need it in the future our business could be seriously harmed.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of Informatica or a change in our management. Our amended and restated certificate of incorporation provides that we will have a classified board of directors, with each class of directors subject to re-election every three years. This classified board has the effect of making it more difficult for third parties to insert their representatives on our board of directors and gain control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the documents incorporated by reference into this prospectus, constitute forward-looking statements. All statements other than statements of historical fact are "forward-looking statements for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, you can identify forward-looking statements by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements, are subject to known and unknown risks and inherent uncertainties, including but not limited to the factors described under "Risk Factors" and the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of 2,000,000 shares of common stock offered by us are estimated to be approximately $161.0 million, or $191.0 million if the underwriters' over-allotment option is exercised in full, with a public offering price of $85.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no present agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

     The following table presents the high and low bid prices per share for our common stock, as reported by the Nasdaq National Market, for the periods indicated. Our initial public offering occurred on April 29, 1999; prior to that date, there was no public trading market for our common stock.

                                                              HIGH      LOW
                                                              ----      ---
YEAR ENDED DECEMBER 31, 1999:
Second Quarter..............................................  $ 18      $ 9 1/2
Third Quarter...............................................    32 5/16  16 1/16
Fourth Quarter..............................................    54 11/16  25 1/4
YEAR ENDED DECEMBER 31, 2000:
First Quarter...............................................   110 7/8   41 1/8
Second Quarter..............................................    86       26 3/8
Third Quarter (through September 27, 2000)..................   105 1/16  70 1/16

     A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of the prospectus. On September 1, 2000, there were approximately 199 holders of record of our common stock.

     The above information has been restated to reflect a two-for-one stock split effected in the form of a stock dividend to each stockholder of record as of February 18, 2000.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000 as adjusted to give effect to the sale of the 2,000,000 shares of common stock we are offering under this prospectus at the public offering price of $85.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                     JUNE 30, 2000
                                                              ---------------------------
                                                                ACTUAL       AS ADJUSTED
                                                                ------       -----------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Long-term debt..............................................   $     42        $     42
                                                               --------        --------
Stockholders' equity:
  Common stock, $0.001 par value, 200,000,000 shares
     authorized; 34,479,275 shares outstanding at June 30,
     2000, 36,479,275 shares outstanding as adjusted........    105,685         266,365
Deferred stock-based compensation...........................     (3,592)         (3,592)
Accumulated deficit.........................................    (27,387)        (27,387)
Accumulated other comprehensive income (loss)...............       (321)           (321)
                                                               --------        --------
Total stockholders' equity..................................     74,385         235,065
                                                               --------        --------
  Total capitalization......................................   $ 74,427        $235,107
                                                               ========        ========

------------

The outstanding share information excludes:

     - 7,891,633 shares issuable upon exercise of outstanding stock options as of June 30, 2000 with a weighted average exercise price of $25.85 per share; and

     - 3,421,062 shares reserved for issuance under our stock plans.

                                    DILUTION

     As of June 30, 2000, our actual net tangible book value was approximately $40.0 million, or $1.16 per share of common stock. Actual net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 34,479,275 shares, which reflects shares of common stock outstanding as of June 30, 2000. After giving effect to the receipt of the net proceeds from the sale of 2,000,000 shares of our common stock by us at the public offering price of $85.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses, our as adjusted net tangible book value as of June 30, 2000 would have been approximately $201.0 million, or $5.50 per share. This represents an immediate increase in as adjusted net tangible book value of $4.34 per share to existing stockholders and an immediate dilution of $79.50 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

Public offering price per share.............................           $85.00
  Net tangible book value per share as of June 30, 2000.....  $1.16
  Increase attributable to new investors....................   4.34
                                                              -----
Net tangible book value per share after this offering.......             5.50
                                                                       ------
Dilution per share to new investors.........................           $79.50
                                                                       ======

     The above discussion and table assumes no exercise of any stock options outstanding as of June 30, 2000. As of June 30, 2000, there were options outstanding to purchase a total of 7,891,633 shares of our common stock with a weighted-average exercise price of $25.85 per share. If any of these options are exercised, there will be further dilution to new public investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated balance sheet and consolidated statement of operations data as of and for the fiscal years ended December 31, 1995 through 1999 and for the six month periods ended June 30, 1999 and 2000. The consolidated balance sheet data as of December 31, 1998 and 1999 and the consolidated statement of operations data for the fiscal years ended December 31, 1997, 1998 and 1999 are based on audited financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1995, 1996 and 1997 and the consolidated statement of operations data for the fiscal years ended December 31, 1995 and 1996 are based on audited financial statements not included in this prospectus. The data gives retroactive effect to our acquisition of Influence in December 1999, which was accounted for as a pooling-of-interests. The information as of and for the six-month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operation for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2000, or any other future period.

                                                                                                                SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                         --------------------------------------------------    ------------------
                                                          1995      1996       1997       1998       1999       1999       2000
                                                          ----      ----       ----       ----       ----       ----       ----
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA(1):
Revenues:
  License..............................................  $   44    $ 1,843    $10,242    $21,582    $41,184    $16,528    $38,569
  Service..............................................     545        217      2,499      8,764     21,195      8,484     21,269
                                                         ------    -------    -------    -------    -------    -------    -------
    Total revenues.....................................     589      2,060     12,741     30,346     62,379     25,012     59,838
                                                         ------    -------    -------    -------    -------    -------    -------
Cost of revenues:
  License..............................................      --         34        190        376        686        253        793
  Service..............................................     180        124      2,392      5,013     10,310      4,241     11,207
                                                         ------    -------    -------    -------    -------    -------    -------
    Total cost of revenues.............................     180        158      2,582      5,389     10,996      4,494     12,000
                                                         ------    -------    -------    -------    -------    -------    -------
Gross Profit...........................................     409      1,902     10,159     24,957     51,383     20,518     47,838
                                                         ------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Research and development.............................     641      2,141      4,747      8,385     11,843      5,233      9,876
  Sales and marketing..................................     203      3,676     11,219     22,733     33,613     13,916     30,101
  General and administrative...........................      89        702      2,408      3,132      5,012      2,033      4,311
  Merger-related costs.................................      --         --         --         --      2,082         --         --
  Amortization of stock-based compensation.............      --         --          2         98        742        287        529
  Amortization of goodwill and other intangible
    assets.............................................      --         --         --         --         --         --      4,172
  Purchased in-process research and development........      --         --         --         --         --         --      2,199
                                                         ------    -------    -------    -------    -------    -------    -------
    Total operating expenses...........................     933      6,519     18,376     34,348     53,292     21,469     51,188
                                                         ------    -------    -------    -------    -------    -------    -------
Loss before income taxes...............................    (518)    (4,609)    (8,018)    (9,285)      (671)      (767)    (2,628)
Income tax provision...................................      --         --         --         --        824        300        875
                                                         ------    -------    -------    -------    -------    -------    -------
Net loss...............................................  $ (518)   $(4,609)   $(8,018)   $(9,285)   $(1,495)   $(1,067)   $(3,503)
                                                         ======    =======    =======    =======    =======    =======    =======
Basic and diluted net loss per share(2)................  $(0.10)   $ (0.85)   $ (1.18)   $ (1.21)   $ (0.06)   $ (0.07)   $ (0.10)
                                                         ======    =======    =======    =======    =======    =======    =======
Shares used in calculation of basic and diluted net
  loss per share(2)....................................   5,034      5,428      6,777      7,652     23,783     16,132     33,517

                                                                                                                      AS OF
                                                                              AS OF DECEMBER 31,                     JUNE 30,
                                                              ---------------------------------------------------    --------
                                                               1995      1996       1997        1998       1999        2000
                                                               ----      ----       ----        ----       ----        ----
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA(1):
Cash and cash equivalents...................................  $  906    $3,023    $  8,888    $  7,167    $57,521    $ 31,831
Restricted cash.............................................      --        --          --          --         --      20,282
Working capital (deficit)...................................     896     3,206       5,376      (3,242)    39,951      14,587
Total assets................................................   1,104     5,059      13,356      12,165     68,523     112,188
Long-term obligations, less current portion.................      --       270       1,428       1,480      1,438          42
Redeemable convertible preferred stock......................   1,472     8,593      17,586      17,586         --          --
Total stockholders' equity (deficit)........................    (469)   (5,022)    (12,587)    (21,580)    40,124      74,385

------------

(1) Amounts and per share data for all periods presented have been retroactively restated to reflect the merger of Influence in a pooling-of-interests transaction effective December 15, 1999.

(2) Amounts have been restated to reflect a two-for-one stock split, effected in the form of a stock dividend to each stockholder of record as of February 18, 2000.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated product, customer and geographic revenue mix, gross margins and operating costs and expenses. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus as well as in the documents incorporated by reference in this prospectus.

OVERVIEW

     We are a leading provider of e-business infrastructure and analytic software that enables our customers to automate the integration, analysis and delivery of critical corporate information. Using our products, managers and executives gain valuable business insight they can use to improve operational performance and enhance competitive advantage. We were founded in February 1993. We initially generated revenues and cash flow through consulting contracts for data extraction and data warehousing assignments while our engineering team developed our initial software product. The first design concept for our PowerMart product was completed in 1994, and we closed our first equity financing shortly afterwards in 1995. We shipped the first commercial release of PowerMart in May 1996. With the initial release and early acceptance of PowerMart, we accelerated the recruitment of personnel, purchased additional operating assets, commenced marketing our products and substantially invested in building a direct sales force and a service and support capability.

     In 1997, we invested heavily in expanding our business by growing our product development team, opening a sales office and incorporating a subsidiary in the United Kingdom. We also expanded our distribution to include original equipment manufacturer and reseller channels. In 1998, we shipped the first commercial release of our PowerCenter product. We also incorporated a subsidiary in Germany in 1998 to further expand our international sales. In April 1999, we completed our initial public offering of our common stock and realized net proceeds from the offering of approximately $43.5 million.

     We sell our products through direct sales forces in Germany, Switzerland and the United Kingdom, and also through resellers throughout Europe. International total consolidated revenues from both our direct sales force and foreign indirect strategic partners accounted for 6%, 12% and 18% of our total consolidated revenues for 1997, 1998 and 1999. Substantially all of our international sales have been in Europe. Sales outside of North America and Europe to date have been less than 1% of total consolidated revenues during the last three fiscal years, although we anticipate expanding outside of these two regions in the future.

     Through June 30, 2000, we derived substantially all of our net revenues from sales of our PowerMart and PowerCenter products. Although we expect our packaged application analytic software products to become an increasingly important revenue contributor, we anticipate that the PowerMart and PowerCenter products will continue to account for a significant portion of our net revenues for the foreseeable future. Any factor adversely affecting the demand for these products would harm our business, financial condition, cash flows and results of operations.

BUSINESS COMBINATIONS AND STRATEGIC ALLIANCE

     We acquired Influence, a developer of analytic applications for e-business in December 1999. The merger was accounted for using the pooling-of-interests method of accounting and as such our historical financial results for all dates and periods prior to the merger have been restated to reflect the merger.

     In February 2000, we acquired Delphi, a distributor of Informatica products in Switzerland. The agreement was structured as a share purchase and accounted for as a purchase transaction. The estimated purchase price includes payments associated with 1999 revenues and projections for 2000 revenues. The first payment of approximately $3.6 million was paid in February 2000, and the estimated second payment of approximately $5.6 million is payable in January 2001. The purchase price of the transaction was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. Amounts allocated to goodwill and other intangible assets are being amortized on a straight-line basis over a two-year period.

     In April 2000, we announced a strategic alliance with PricewaterhouseCoopers to jointly develop, sell and support end-to-end analytic solutions for the business-to-business e-commerce market worldwide. In connection with the agreement, PricewaterhouseCoopers received 409,138 shares of our common stock. The total purchase price, including related expenses, was approximately $31.8 million.

     Effective as of August 31, 2000, we acquired Zimba, a privately held developer of applications that provide mobile professionals with real-time access to corporate and external information through wireless devices, voice recognition technology and the Internet. Under the terms of the definitive agreement, we acquired Zimba in a stock-for-stock merger transaction valued at approximately $26 million. The merger will be accounted for as a purchase transaction and is intended to qualify as a tax-free exchange of shares under IRS regulations.

SOURCE OF REVENUES AND REVENUE RECOGNITION POLICY

     We generate revenues from sales of software licenses and services. Our license revenues are derived from our infrastructure and packaged analytic software products. We receive software license revenues from licensing our products directly to end users and indirectly through resellers and OEMs. We receive service revenues from maintenance contracts and training and consulting services that we perform for customers that license our products either directly from us or indirectly through resellers.

     We recognize license revenues when a noncancelable license agreement has been signed, the product has been shipped, the fees are fixed and determinable, collectibility is probable and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price charged when an element is sold separately. In the case of an element not sold separately, the price is established by authorized management. For our packaged analytic software products we recognize the bundled license and support revenue ratably over the support period, generally one year. Our support for the analytic software products for the first year is never sold separately and in consideration of the complexities and timeliness of the implementation, the customer is entitled to receive support services that are different than the standard annual support services. If an acceptance period is required, we recognize revenue upon customer acceptance or the expiration of the acceptance period. We also enter into reseller arrangements that typically provide for sublicense fees based on a percentage of list price. For direct sales, revenue is recognized upon shipment to the end user and when collectibility is probable. We recognize revenue from sales to OEMs, specific resellers, international customers and specific customers based on their credit history, at the time we receive payment for our products, rather than at the time of sale. Our agreements with our customers and resellers do not contain product return rights.

     We recognize revenues from services, which consist of fees for ongoing support and product updates ratably over the term of the contract, typically one year. Consulting revenues are primarily related to implementation services and product enhancements performed on a time-and-materials basis or a fixed fee arrangement under separate service arrangements related to the installation of our software products. We recognize revenues from consulting and training services as the services are performed or contract milestones are met.

RESULTS OF OPERATIONS

     The following table presents certain financial data as a percentage of total revenues:

                                                                                         SIX MONTHS
                                                            YEAR ENDED DECEMBER 31     ENDED JUNE 30
                                                            -----------------------    --------------
                                                            1997     1998     1999     1999     2000
                                                            -----    -----    -----    -----    -----
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  License................................................     80%      71%      66%      66%      64%
  Service................................................     20       29       34       34       36
                                                             ---      ---      ---      ---      ---
     Total revenues......................................    100      100      100      100      100
                                                             ---      ---      ---      ---      ---
Cost of revenues:
  License................................................      1        1        1        1        1
  Service................................................     19       17       17       17       19
                                                             ---      ---      ---      ---      ---
     Total cost of revenues..............................     20       18       18       18       20
                                                             ---      ---      ---      ---      ---
Gross profit.............................................     80       82       82       82       80
                                                             ---      ---      ---      ---      ---
Operating expenses:
  Research and development...............................     37       28       19       21       17
  Sales and marketing....................................     88       75       54       56       50
  General and administrative.............................     19       10        8        8        7
  Merger-related costs...................................     --       --        3       --       --
  Amortization of stock-based compensation...............     --       --        1        1        1
  Amortization of goodwill and other intangible assets...     --       --       --       --        7
  Purchased in-process research and development..........     --       --       --       --        4
                                                             ---      ---      ---      ---      ---
     Total operating expenses............................    144      113       85       86       86
                                                             ---      ---      ---      ---      ---
Loss from operations.....................................    (64)     (31)      (3)      (4)      (6)
Interest income (expense), net...........................      1       --        2        1        1
                                                             ---      ---      ---      ---      ---
Loss before income taxes.................................    (63)     (31)      (1)      (3)      (5)
Income tax provision.....................................     --       --       (1)       1        1
                                                             ---      ---      ---      ---      ---
Net loss.................................................    (63)%    (31)%     (2)%     (4)%     (6)%
                                                             ===      ===      ===      ===      ===
Costs of license revenues, as a percentage of license
  revenues...............................................      2%       2%       2%       2%       2%
Costs of service revenues, as a percentage of service
  revenues...............................................     96%      57%      49%      50%      53%

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     REVENUES

     Our total revenues increased from $12.7 million in 1997 to $30.3 million in 1998 and to $62.4 million in 1999, representing growth of 138% from 1997 to 1998 and 106% from 1998 to 1999. Our license revenues increased from $10.2 million in 1997 to $21.6 million in 1998 and to $41.2 million in 1999, representing growth of 111% from 1997 to 1998 and 91% from 1998 to 1999. These increases were due primarily to increases in the number of licenses sold and the average transaction size, reflecting increased acceptance of PowerCenter, PowerMart and analytic software products as well as expansion of our direct sales organization and reseller channels. Service revenues increased from $2.5 million in 1997 to $8.8 million in 1998 and to $21.2 million in 1999, representing growth of 251% from 1997 to 1998 and 142% from 1998 to 1999. These increases were due primarily to an increase in consulting, training and maintenance fees associated with both the increased number of licenses sold and the increased average transaction size, along with a larger installed license base in each successive year.

     Our international revenues increased from $0.8 million in 1997 to $3.6 million in 1998 and to $11.2 million in 1999, representing growth of 339% from 1997 to 1998 and 209% from 1998 to 1999. The increase in 1999 was due primarily to expansion throughout Europe with increased sales being generated by direct sales, increased volume through existing distributors and new distributors brought on during the year. Growth in 1998 was primarily driven by increased sales activities in Germany and the United Kingdom. See Note 9 of Notes to Consolidated Financial Statements for the year ending December 31. 1999 for additional information about revenues in geographic areas.

     Total revenues have been reduced by sales and return allowances of $0.2 million and $0.9 million in 1997 and 1998. Because management determined that the reserve at December 31, 1998 was adequate, there were no additional sales and returns allowances recorded in 1999. The sales and return allowances recorded in 1997 and 1998 were due primarily to increases in revenues, the number of customers in our customer base and an increase in our average transaction size. While our policy is not to accept sales returns, circumstances can arise in which we accept returns to preserve customer relationships.

     COST OF REVENUES

     Cost of License Revenues. Our cost of license revenues consists primarily of product packaging, documentation, production costs and software royalties. Cost of license revenues was $0.2 million, $0.4 million and $0.7 million in 1997, 1998 and 1999, and was approximately 1% of total revenues in each of these years. The increase in absolute dollar amount was due primarily to increases in license revenues and increases in royalty expense.

     Cost of Service Revenues. Our cost of service revenues is a combination of costs of maintenance, training and consulting revenues. Our cost of maintenance revenues consists primarily of costs associated with software upgrades, telephone support services and on-site visits. Cost of training revenues consists primarily of the costs of providing training classes and materials, which are provided both off-site and at our headquarters. Cost of consulting revenues consists primarily of personnel costs and expenses incurred in providing consulting services at customers' facilities. Because we believe that providing a high level of support to customers is a strategic advantage, we have invested significantly in personnel and infrastructure. Cost of service revenues was $2.4 million, $5.0 million and $10.3 million, in 1997, 1998 and 1999, representing 96%, 57% and 49% of service revenues for the respective periods. Cost of service revenues decreased on a percentage basis in each of these years due primarily to economies of scale achieved as our revenues and operations grew.

     OPERATING EXPENSES

     Research and Development. Our research and development expenses consist primarily of salaries and other personnel-related expenses associated with the development of new products, the enhancement and localization of existing products, quality assurance and development of documentation for our products. Research and development expenses increased from $4.7 million to $8.4 million and $11.8 million in 1997, 1998 and 1999, representing 37%, 28% and 19% of total revenues for the respective periods. The total dollar amount increases in each of these periods was due primarily to an increase in personnel costs in each such period for development of future products and enhancement of existing products. The decrease as a percentage of total revenues was due primarily to growth in our total revenues. To date, all software and development costs have been expensed in the period incurred because costs incurred subsequent to the establishment of technological feasibility have not been significant. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods.

     Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, including commissions, as well as costs of public relations, seminars, marketing programs, lead generation, travel and trade shows. Sales and marketing expenses increased from $11.2 million to $22.7 million and $33.6 million in 1997, 1998 and 1999, representing 88%, 75% and 54% of our total revenues for the respective periods. The total dollar amount increases reflect the hiring of additional sales and marketing personnel in connection with building our direct, original equipment manufacturer and reseller channels, higher sales commissions associated with increased sales volume, and increased spending associated with trade shows, user conference and other marketing programs. The decrease as a percentage of total revenues was due primarily to growth in total revenues.

     General and Administrative. Our general and administrative expenses consist primarily of personnel costs for finance, human resources, legal and general management, as well as professional services expense associated with recruiting, legal and accounting. General and administrative expenses increased from $2.4 million to $3.1 million and $5.0 million in 1997, 1998 and 1999, representing 19%, 10% and 8% of our total revenues for the respective periods. Expenses increased in each period due primarily to increased staffing in finance, human resources, legal, information technology and administration to manage and support our growth as well as increased costs paid to outside professional service providers and increased facilities costs. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues.

     Bad debt expense charged to operations was $0.4 million, $0.3 million and $0.2 million in 1997, 1998 and 1999, representing less than 3%, 1% and 1% of total revenues for the respective periods. The expense declined in absolute dollars and as a percentage of revenues in each year due primarily to an increase in repeat business with existing customers which contributed to more successful collection efforts.

     Merger-Related Costs. In 1999, we recorded estimated one-time costs of $2.1 million related to the acquisition of Influence, which was accounted for as a pooling-of-interests. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the merger. As of December 31, 1999, there was a balance of $1.8 million remaining in accrued liabilities that was used for final settlement expenditures in January 2000.

     Stock-Based Compensation. We use the intrinsic value method of accounting for our employee stock-based compensation plans. Accordingly, no compensation cost is recognized for any of our stock options when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option with respect to the options granted. From inception through December 1999, we recorded deferred stock-based compensation of $3.7 million for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. This amount is included as a component of stockholders' equity and is being amortized on a graded vesting method by charges to operations over the vesting period of the options. Such amortization amounted to approximately $2,000, $0.1 million and $0.7 million for the years ended December 31, 1997, 1998 and 1999.

     NET INTEREST INCOME (EXPENSE)

     Interest income (expense) represents interest income earned on our cash and cash equivalents and interest expense on capital equipment leases and shareholder loans. Net interest income decreased from $0.2 million to $0.1 million and increased to $1.2 million in 1997, 1998 and 1999. The increase in 1999 was primarily due to increased average cash balance as a result of the completion of our initial public offering of our common stock with net proceeds of $43.5 million in April 1999.

     PROVISION FOR INCOME TAXES

     We incurred net operating losses in 1997 and 1998 and consequently paid no federal, state and foreign income taxes in those years. We recorded an income tax provision of $0.8 million in 1999, due primarily to foreign income taxes payable.

     As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $18.8 million and $4.4 million. We also had federal and state research and development tax credit carryforwards of approximately $1.1 million and $0.7 million. Our net operating loss and tax credit carryforwards will expire at various dates beginning in 2000, if not utilized.

     As of December 31, 1998 and 1999, we had deferred tax assets of approximately $7.8 million and $12.5 million. Our net deferred tax assets have been fully offset by a valuation allowance. Our net valuation allowance increased by $3.4 million and $4.7 million during 1998 and 1999. Deferred tax assets relate primarily to net operating loss carryforwards and deferred revenue. See Note 7 of Notes to Consolidated Financial Statements for the year ended December 31, 1999.

SIX MONTHS ENDED JUNE 30, 1999 AND 2000

     REVENUES

     Our total revenues increased from $25.0 million for the six months ended June 30, 1999 to $59.8 million for the six months ended June 30, 2000, representing growth of 139%. Our license revenues increased from $16.5 million for the six months ended June 30, 1999 to $38.6 million for the six months ended June 30, 2000, representing growth of 133%. These increases were due primarily to increases in the number of licenses sold and the average transaction size, reflecting increased acceptance of our PowerCenter, PowerMart and analytic software products as well as expansion of our direct sales organization and reseller channels. Our service revenues increased from $8.5 million for the six months ended June 30, 1999 to $21.3 million for the six months ended June 30, 2000, representing growth of 151%. These increases in our service revenues were due primarily to an increase in consulting, training and maintenance fees associated with both the increased number of licenses sold and the increased average transaction size, along with a larger installed license base. Service revenues have increased modestly as a percentage of total revenues as our installed license base grew and as we continued to provide additional services to our customer base and may increase modestly in future periods to the extent these trends continue.

     COST OF REVENUES

     Cost of License Revenues. For the six months ended June 30, 1999 and 2000, our cost of license revenues increased from $0.3 million to $0.8 million, representing 2% of license revenues in each of these periods. The increase in our cost of license revenues in absolute dollars was due primarily to increases in license revenues and increases in royalty expense.

     Cost of Service Revenues. Our cost of service revenues was $4.2 million and $11.2 million for the six months ended June 30, 1999 and 2000, representing 50% and 53% of service revenues. Cost of service revenues as a percentage of service revenues increased due to an increase in personnel associated with our consulting business. Because we believe that providing a high level of support to customers is a strategic advantage, we have continued to invest significantly in personnel and infrastructure. For the remainder of 2000, we expect our cost of service revenues as a percentage of total revenues to remain at or slightly above our June 30, 2000 level as we grow and expand our consulting business.

     OPERATING EXPENSES

     Research and Development. Research and development expenses for the six months ended June 30, 1999 and 2000 were $5.2 million and $9.9 million, representing 21% and 17% of total revenues. The increase in total dollars was due primarily to an increase in personnel costs for development of future products and enhancement of existing products. The decrease as a percentage of total revenues was due primarily to growth in our total revenues. To date, all software and development costs have been expensed in the period incurred because costs incurred subsequent to the establishment of technological feasibility have not been significant. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods. For the remainder of 2000, we expect research and development expense as a percentage of total revenues to be at or slightly above our June 30, 2000 level.

     Sales and Marketing. For the six months ended June 30, 1999 and 2000, sales and marketing expenses were $13.9 million and $30.1 million. The increases were due primarily to the hiring of additional sales and marketing personnel in connection with the building of our direct, original equipment manufacturer and reseller channels, higher sales commissions associated with increased sales volume, and increased spending associated with trade shows and other marketing programs. For the six months ended June 30, 1999 and 2000, sales and marketing expenses represented 56% and 50% of total revenues. The decline in sales and marketing expenses as a percentage of total revenues for these periods was due primarily to growth in total revenues. We expect to continue hiring additional sales and marketing personnel and to increase promotion and other marketing expenditures in the future. For the remainder of 2000, we expect sales and marketing expense as a percentage of total revenue to remain at or slightly below the June 30, 2000 level.

     General and Administrative. For the six months ended June 30, 1999 and 2000, general and administrative expenses were $2.0 million and $4.3 million, representing 8% and 7% of total revenues. Expenses increased due primarily to increased staffing in finance, human resources, legal, information technology and administration to manage and support our growth as well as increased costs paid to outside professional service providers and increased facilities costs. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues. We expect that for the remainder of 2000, our general and administrative expenses as a percentage of total revenue will remain at or slightly below our June 30, 2000 level.

     For the six months ended June 30, 1999 and 2000, the bad debt expense charged to operations was $145,000 and $122,000.

     Amortization of Stock-based Compensation. From inception through June 30, 2000, we recorded deferred stock-based compensation of $4.9 million. This amount is included as a component of stockholder's equity and is being amortized on a graded vesting method by charges to operations over the vesting period of the options. Such amortization amounted to $0.3 million and $0.5 million for the six months ended June 30, 1999 and 2000.

     Amortization of Goodwill and Other Intangible Assets. Intangible assets consist of goodwill, which represents the excess of the aggregate purchase price over the fair value of the tangible and identifiable intangible assets we have acquired. In February 2000, we acquired Delphi, a distributor of Informatica products in Switzerland. The agreement was structured as a share purchase and accounted for as a purchase transaction. Amounts allocated to intangible assets are being amortized on a straight-line basis over a two-year period. Amortization expense of $1.5 million was recorded for the six months ended June 30, 2000.

     In April 2000, we announced a strategic alliance with PricewaterhouseCoopers to jointly develop, sell and support end-to-end analytic solutions for the business-to-business e-commerce market worldwide. In connection with the agreement, PricewaterhouseCoopers received 409,138 shares of our common stock. We recorded goodwill and other intangible assets totaling $31.8 million, which is being amortized on a straight-line basis over two to three years. Amortization of goodwill and other intangible assets was $2.7 million for the six months ended June 30, 2000.

     Purchased In-Process Research and Development. In connection with the strategic alliance with PricewaterhouseCoopers we recorded a charge to operations of $2.2 million for purchased in-process research and development for the three months ended June 30, 2000. The in-process technology had not reached technological feasibility and had no alternative uses. The value of the purchased in-process research and development was computed using a discounted cash flow analysis based on management's estimates of future revenues, cost of revenues and operating expenses related to the products and technologies acquired from PricewaterhouseCoopers.

     NET INTEREST INCOME (EXPENSE)

     For the six months ended June 30, 1999 and 2000, net interest income increased from $0.2 million to $0.7. The increase was primarily due to an increased average cash balance as a result of the completion of our initial public offering of our common stock with net proceeds of $43.5 million in April 1999.

     PROVISION FOR INCOME TAXES

     For the six months ended June 30, 1999 and 2000 we recorded an income tax provision of $0.3 million and $0.9 million.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following tables set forth our unaudited quarterly condensed consolidated statements of operation data for each of the six quarters ended June 30, 2000, and this data expressed as a percentage of our net revenues for each of these six quarters. This quarterly information is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are necessarily indicative of the results of any other future period.

                                                                         THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------------
                                      MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                        1999            1999            1999            1999            2000            2000
                                    -------------   -------------   -------------   -------------   -------------   -------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  License.........................     $ 7,347         $ 9,181         $11,003         $13,653         $16,836         $21,733
  Service.........................       3,633           4,851           5,799           6,912           9,097          12,172
                                       -------         -------         -------         -------         -------         -------
    Total revenues................      10,980          14,032          16,802          20,565          25,933          33,905
                                       -------         -------         -------         -------         -------         -------
Cost of Revenues
  License.........................         142             111             191             242             434             359
  Service.........................       1,876           2,365           2,797           3,272           4,621           6,586
                                       -------         -------         -------         -------         -------         -------
    Total cost of revenues........       2,018           2,476           2,988           3,514           5,055           6,945
                                       -------         -------         -------         -------         -------         -------
Gross profit......................       8,962          11,556          13,814          17,051          20,878          26,960
                                       -------         -------         -------         -------         -------         -------
Operating expenses:
  Research and development........       2,353           2,880           3,310           3,300           4,088           5,788
  Sales and marketing.............       6,533           7,383           8,802          10,895          13,434          16,667
  General and administrative......         934           1,099           1,280           1,699           1,953           2,358
  Merger-related costs............          --              --              --           2,082              --              --
  Amortization of stock-based
    compensation..................         125             162             186             269             399             130
  Amortization of goodwill and
    other intangible assets.......          --              --              --              --             374           3,798
  Purchased in-process research
    and development...............          --              --              --              --              --           2,199
                                       -------         -------         -------         -------         -------         -------
    Total operating expenses......       9,945          11,524          13,578          18,245          20,248          30,940
                                       -------         -------         -------         -------         -------         -------
Income (loss) from operations.....        (983)             32             236          (1,194)            630          (3,980)
Interest income (expense), net....         (42)            226             548             506             301             421
                                       -------         -------         -------         -------         -------         -------
Income (loss) before income
  taxes...........................      (1,025)            258             784            (688)            931          (3,559)
Income tax provision..............         150             150             201             323             233             642
                                       -------         -------         -------         -------         -------         -------
Net income (loss).................     ($1,175)        $   108         $   583         ($1,011)        $   698         ($4,201)
                                       =======         =======         =======         =======         =======         =======
Net income (loss) per share:
Basic.............................     ($ 0.14)        $  0.00         $  0.02         ($ 0.03)        $  0.02         ($ 0.12)
                                       =======         =======         =======         =======         =======         =======
Diluted...........................     ($ 0.14)        $  0.00         $  0.02         ($ 0.03)        $  0.02         ($ 0.12)
                                       =======         =======         =======         =======         =======         =======
Shares used in calculation of net
  income (loss) per share:
Basic.............................       8,367          23,894          31,029          31,671          32,822          34,212
Diluted...........................       8,367          29,787          37,625          31,671          39,046          34,212

                                                                  AS A PERCENTAGE OF TOTAL REVENUES
                                    ---------------------------------------------------------------------------------------------
                                      MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                        1999            1999            1999            1999            2000            2000
                                    -------------   -------------   -------------   -------------   -------------   -------------
Revenues
  License.........................         67%             65%             65%             66%             65%             64%
  Service.........................          33              35              35              34              35              36
                                       -------         -------         -------         -------         -------         -------
    Total revenues................         100             100             100             100             100             100
                                       -------         -------         -------         -------         -------         -------
Cost of Revenues
  License.........................           1               1               1               1               1               1
  Service.........................          17              17              17              16              18              19
                                       -------         -------         -------         -------         -------         -------
    Total cost of revenues........          18              18              18              17              19              20
                                       -------         -------         -------         -------         -------         -------
Gross profit......................          82              82              82              83              81              80
                                       -------         -------         -------         -------         -------         -------
Operating expenses:
  Research and development........          21              21              20              16              16              17
  Sales and marketing.............          60              52              52              53              52              49
  General and administrative......           9               8               8               9               8               7
  Merger-related costs............          --              --              --              10              --              --
  Amortization of stock-based
    compensation..................           1               1               1               1               1              --
  Amortization of goodwill and
    other intangible assets.......          --              --              --              --               1              11
  Purchased in-process research
    and development...............          --              --              --              --              --               7
                                       -------         -------         -------         -------         -------         -------
    Total operating expenses......          91              82              81              89              78              91
                                       -------         -------         -------         -------         -------         -------
Income (loss) from operations.....          (9)              0               1              (6)              3             (11)
Interest income (expense), net....           0               2               3               3               1               1
                                       -------         -------         -------         -------         -------         -------
Income (loss) before income
  taxes...........................          (9)              2               4              (3)              4             (10)
Income tax provision..............           2               1               1               2               1               2
                                       -------         -------         -------         -------         -------         -------
Net income (loss).................       (11)%              1%              3%            (5)%              3%           (12)%
                                       =======         =======         =======         =======         =======         =======
Costs of license revenues, as a
  percentage of license
  revenues........................          2%              1%              2%              2%              3%              2%
Costs of service revenues, as a
  percentage of service
  revenues........................         52%             49%             48%             47%             51%             54%

FACTORS THAT MAY CAUSE FLUCTUATIONS IN OUR REVENUE AND OPERATING RESULTS

     In the past, our quarterly operating results have fluctuated, and we expect these fluctuations to continue. Future operating results are likely to vary depending on a number of factors, many of which are outside our control. Historically, we have recognized a substantial portion of our revenues in the last month of the quarter. In addition, European sales may tend to be relatively lower during the summer months than during other periods. If customers cancel or delay orders, it can have a significant adverse impact on our revenues and results of operations for the quarter. Our quarterly product license revenues are difficult to forecast because we historically have not had a substantial backlog of orders and because the market for our products is rapidly evolving, and our sales and implementation cycles, which may last many months, vary substantially from customer to customer.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations primarily through our initial public offering of common stock in April 1999, private sales of preferred equity securities and capital equipment leases. As of June 30, 2000, we had $52.1 million in cash, cash equivalents and restricted cash.

     Our operating activities resulted in net cash outflows of $3.8 million and $2.4 million in 1997 and 1998, respectively. Net cash provided by operating activities was $7.2 million for the year ended December 31, 1999. Uses of cash in operating activities in each period were primarily due to net operating losses and increases in accounts receivable. The sources of cash in each period were primarily increases in deferred revenue, increases in accounts payable and accrued liabilities and increases in accrued compensation and related expenses.

     Our operating activities resulted in net cash outflows of $2.3 million in the six months ended June 30, 2000. The net cash provided by operating activities was primarily due to increases in deferred revenue, amortization of goodwill and other intangible assets and purchased in-process research and development. Uses of cash in operating activities were due primarily to net operating losses and increases in accounts receivable, prepaid expenses and other current assets and other assets.

     For the six months ended June 30, 1999, our operating activities resulted in a net cash inflows of $3.1 million. The net cash provided by operating activities was primarily due to increases in deferred revenue, accounts payable and accrued liabilities and accrued compensation and related expenses. Uses of cash in operating activities were primarily due to net operating losses and increases in accounts receivable.

     Net cash used in investing activities was $0.9 million in 1997, $1.0 million in 1998 and $1.4 million in 1999. Uses of cash in investing activities in each period were for the purchase of property and equipment in all periods.

     Investing activities used cash of $0.6 million in the six months ended June 30, 1999 and $25.3 million in the six months ended June 30, 2000. Of the $25.3 million used in investing activities in the six months ended June 30, 2000, $20.3 million was associated with requirements for restricted cash, $2.3 million was associated with the acquisition of our distributor in Switzerland, Delphi. The other $2.7 million was for the purchase of property and equipment. The use of cash in investing activities in the six months ended June 30, 1999 was due primarily to the purchase of property and equipment.

     Net cash provided by financing activities for the years ended December 31, 1997, 1998 and 1999 were $10.6 million, $1.6 million and $44.7 million, respectively. Net cash provided by financing activities for the year ended December 31, 1997 was primarily through the issuance of preferred stock and from the proceeds of notes payable. Net cash provided by financing activities for the year ended December 31, 1998 was primarily from the proceeds of notes payable associated with financing Influence which was an S corporation prior to the acquisition in December 1999. Net cash provided by financing activities for the year ended December 31, 1999 was primarily from the proceeds of our initial public offering of $43.5 million as well as proceeds from the issuance of common stock

     Financing activities provided cash of $2.2 million for the six months ended June 30, 2000. Net cash provided by financing activities was from the exercise of stock options, partially offset by final payments on notes payable to stockholders associated with the acquisition of Influence in December 1999. Financing activities provided $43.4 million for the six months ended June 30, 1999, primarily through the completion of our initial public offering of common stock in April 1999.

     As of December 31, 1999, our principal commitments consisted of obligations under operating and capital leases and promissory notes. In 1997 and 1998, we issued promissory notes to three shareholders in exchange for cash advances and payment for services. These notes bear interest at the bank's prime rate (8.5% at December 31, 1999) plus 2% per annum, with a maximum rate of 10% per annum. Principal and accrued interest on these notes at December 31, 1997, 1998 and 1999 was $1.3 million, $3.1 million and $3.4 million, respectively. The principal and accrued interest on these notes were repaid in February 2000. As of December 31, 1999, we had $0.2 million in outstanding borrowings under capital lease agreements which are payable through 2001. During 1998, we maintained a revolving line of credit which provided for borrowings of up to $3.0 million based on 80% of eligible accounts receivable. Borrowings under this line of credit bore interest, payable monthly, at 0.25% above prime rate. Borrowings were secured by substantially all of our assets, and the agreement also required us to comply with certain financial covenants. We chose not to renew this line of credit when it expired in December 1998. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

     As of June 30, 2000, our principal commitments consisted of obligations under operating and capital leases. As of June 30, 1999 and 2000, we had $0.3 million and $0.2 million, in outstanding borrowings under capital lease agreements, which are payable through 2001. In addition, the principal and accrued interest on the notes to stockholders of $3.6 million were fully repaid in February 2000.

     On February 22, 2000, we entered into two lease agreements for new corporate headquarters in Redwood City, California. The facility is under construction and is expected to be completed in June 2001. The lease expires 12 years after occupancy. As part of these leases, we provided certificates of deposit totaling

$12.2 million as a security deposit for one year's lease payments or until certain financial covenants are met. These certificates of deposit are classified as restricted cash in the balance sheet.

     Deferred revenues consist primarily of the unrecognized portion of revenues received under maintenance contracts. For international customers, specific resellers, OEMs and specific customers based on their credit history, revenue is recognized upon cash collections, and is not recorded on the balance sheet or income statement until collectibility is no longer determined to be uncertain. As of June 30, 2000, we had $15.0 million of sales related to shipments to international customers, thinly capitalized resellers and OEMs for which revenue had not been recognized.

     We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements, or for other purposes, and may seek to raise such additional funds through public or private equity financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any financing we obtain may dilute your ownership interests.

     A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MARKET RISK

     The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in "Risk Factors".

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. Our investments consist primarily of commercial paper. Due to the nature of our investments, we believe that there is no material risk exposure. All investments are carried at market value, which approximates cost.

FOREIGN CURRENCY RISK

     We develop products in the United States and market our products in North and South America, Europe and the Asia-Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As our sales are primarily in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 provides guidance with respect to the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The company has not fully assessed the impact of the adoption of SAB 101 and has not determined the effect, if any, that it will have on our reported revenues or results of operations in future periods.

     In March 2000, the FASB issued FASB Interpretation No. 44 (FIN 44) Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to March 31, 2000 did not have a material effect on our financial statements. We do not expect that the adoption of the remaining provisions will have a material effect on our financial statements.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages and positions as of September 13, 2000, are as follows:

                 NAME                    AGE                         POSITION
                 ----                    ---                         --------
Gaurav S. Dhillon......................  35    Chief Executive Officer, Secretary and Director
Diaz H. Nesamoney......................  35    President, Chief Operating Officer and Director
Clive A. Harrison......................  43    Executive Vice President, Worldwide Field Operations
Earl E. Fry............................  41    Chief Financial Officer and Senior Vice President
Barton S. Foster.......................  35    Senior Vice President, Worldwide Marketing
David W. Pidwell.......................  52    Director
A. Brooke Seawell......................  52    Director
Vincent R. Worms.......................  47    Director

     Mr. Dhillon is one of our co-founders and has been our Chief Executive Officer, Secretary and a member of our board of directors since our inception. Prior to co-founding Informatica in February 1993, Mr. Dhillon was employed by Sterling Software, a software company, from December 1991 to November 1992, where his last position was Project Manager. Prior to that, he was a Systems Architect with Unisys Corporation. Mr. Dhillon holds a B.S.E.E. from Punjab University, India.

     Mr. Nesamoney is one of our co-founders and has been a member of our board of directors and an officer since our inception. He is currently our President and Chief Operating Officer. Prior to co-founding Informatica in February 1993, Mr. Nesamoney was employed by Unisys Corporation from May 1988 to February 1993, where his last position was Development Manager. Mr. Nesamoney holds an M.S.C.S. degree from Birla Institute of Technology & Science, India.

     Mr. Harrison joined us in January 1996 as Senior Vice President, Sales and became Executive Vice President, Worldwide Field Operations in January 1999. Mr. Harrison held sales management responsibility at Oracle Corporation from June 1995 to January 1996. From September 1989 to June 1995, he was Regional Vice President of Sales at Information Resources, an enterprise decision support software company. Mr. Harrison holds a B.S. degree in operational research and economics from Aston University in England.

     Mr. Fry has been Chief Financial Officer and Senior Vice President since December 1999. From November 1995 to December 1999, Mr. Fry was Vice President and Chief Financial Officer at Omnicell.com. From July 1994 to November 1995, he was Vice President and Chief Financial Officer at C*ATS Software, Inc. Mr. Fry holds a B.B.A. degree in Accounting from the University of Hawaii and an M.B.A. degree in Finance and Marketing from Stanford University.

     Mr. Foster has served as Senior Vice President, Worldwide Marketing since June 2000. Prior to joining us, Mr. Foster held various management positions at CrossWorlds Software, including Senior Vice President, Marketing and Business Development from June 1998 to June 2000. Prior to CrossWorlds, Mr. Foster served as Executive Vice President, Sales and Marketing at Connect, Inc. from March 1996 to June 1998. From November 1993 to March 1996, Mr. Foster held various management positions at Oracle Corporation, including Vice President Applications and Industry Marketing. Mr. Foster holds a B.A. degree from Stanford University and an M.B.A. degree from the Harvard University Graduate School of Business Administration.

     Mr. Pidwell has been one of our directors since February 1996. From January 1988 to January 1996, Mr. Pidwell was President and Chief Executive Officer of Rasna Corporation, a software company. Mr. Pidwell is currently a Venture Partner with Alloy Ventures and serves on the boards of directors of a number of private companies. Mr. Pidwell holds a B.S.E.E. in electrical engineering and a M.S.I.S.E. degree in computer systems engineering from Ohio University.

     Mr. Seawell has been one of our directors since December 1997. Mr. Seawell is a General Partner of Technology Crossover Ventures, a venture capital firm. From January 1997 to August 1998, Mr. Seawell was

Executive Vice President of NetDynamics, an Internet applications server company. From March 1991 to January 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance and Accounting from Stanford University. Mr. Seawell serves on the board of directors of NVIDIA Corporation, a 3D (three-dimensional) graphics processor company, Accrue Software, Inc., a developer of web visitor analytics software and Mediaplex, Inc., an advertising technology company.

     Mr. Worms has been one of our directors since September 1995. From 1982 to the present, Mr. Worms has served as Co-President of Partech International, Inc., a venture capital firm that manages a group of our investors. Mr. Worms holds a M.S. degree in science from the Ecole Polytechnique in Paris, France and a M.S. degree in Civil Engineering from the Massachusetts Institute of Technology. Mr. Worms serves on the boards of directors of SangStat Medical Corporation and Business Objects, in addition to serving on the board of a number of private companies.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of September 1, 2000 as adjusted to reflect the sale of shares offered hereby, by (a) each person known by us to own beneficially more than 5% of the outstanding shares of common stock, (b) each of our directors, (c) each named executive officer, (d) each selling stockholder and (e) all current executive officers and directors as a group.

                                                BENEFICIAL                              BENEFICIAL
                                              OWNERSHIP PRIOR                         OWNERSHIP AFTER
                                              TO OFFERING(1)          OFFERED         THE OFFERING(1)
                                         -------------------------    NUMBER     -------------------------
                                          NUMBER     PERCENTAGE(2)   OF SHARES    NUMBER     PERCENTAGE(2)
                                          ------     -------------   ---------    ------     -------------
NAMED EXECUTIVE OFFICERS, DIRECTORS AND
5% STOCKHOLDERS:
Putnam Investments Inc.(3).............  4,170,334        11.9%            --    4,170,334        11.2%
  One Post Office Square
  Boston, MA 02109
Pilgrim Baxter & Associates Ltd.(4)....  3,012,200         8.6%            --    3,012,200         8.1%
  825 Duportail Road
  Wayne, PA 19087
Gaurav S. Dhillon(5)...................  2,669,504         7.5%       125,000    2,544,504         6.8%
Diaz H. Nesamoney(6)...................  2,525,144         7.1%       125,000    2,400,144         6.4%
Partech Entities(7)....................  1,601,080         4.6%            --    1,601,080         4.3%
  50 California Street, Ste. 3200
  San Francisco, CA 94111
Vincent R. Worms(8)....................  1,341,423         3.8%        10,000    1,331,423         3.6%
Clive A. Harrison(9)...................    368,916         1.0%        25,000      343,916           *
David W. Pidwell(10)...................    150,250           *             --      150,250           *
A. Brooke Seawell(11)..................     78,333           *             --       78,333           *
All executive officers and directors as
  a group (8 persons)(12)..............  7,301,016        20.2%       285,000    7,016,016        18.4%

ALL OTHER SELLING STOCKHOLDERS:
Srinivasan Subramanian.................    629,412         1.8%        25,000      604,412         1.6%
PricewaterhouseCoopers(13).............    365,496         1.0%        77,000      288,496           *
The Vasu & Latha Devan Family Trust....    304,191           *         60,000      244,197           *
Marvin L. Mouchawar(14)................    186,390           *         25,000      161,390           *
Mark Burton(15)........................     49,113           *          6,416       42,697           *
David Lyle(16).........................     34,300           *         15,000       19,300           *
Carol A. Taubman(17)...................     32,582           *          6,584       25,998           *

---------------
  *  Less than 1% of the outstanding common stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 1, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has the voting and investment power with respect to the shares set forth opposite such person's name.

 (2) Percentage beneficially owned is based on 35,080,695 shares of common stock outstanding as of September 1, 2000, including shares distributed in connection with our acquisition of Zimba on August 31, 2000, and assumes 37,080,695 shares of common stock will be outstanding after the offering.

 (3) Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2000.

 (4) Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on January 7, 2000.

 (5) Share numbers include 389,832 shares subject to options exercisable within 60 days of September 1, 2000.

 (6) Share numbers include 389,832 shares subject to options exercisable within 60 days of September 1, 2000. Also includes 5,332 shares held by Mr. Nesamoney's spouse.

 (7) Share numbers include 419,760 shares held by Partech U.S. Partners III, C.V., 419,758 shares held by Parvest U.S. Partners II, C.V., 97,918 shares held by Vendome Capital LLC, 141,456 shares held by Multinvest LLC, 186,432 shares held by Axa U.S. Growth Fund, LLC, 46,312 shares held by Thomas G. McKinley, 248,624 shares held by Almanori Limited, 14,152 shares held by Partech International Profit Sharing Plan, 13,334 shares held by Parallel Capital I LLC, and 13,334 shares held by Parallel Capital II LLC. Mr. Worms, one of our directors, is either a general partner, managing member, attorney-in-fact or trustee of each Partech Entity except Vendome Capital LLC, Almanori Limited and the shares held by Thomas G. McKinley. Mr. Worms disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (8) Share numbers include 1,208,226 shares held by several of the Partech Entities. Mr. Worms disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (9) Share numbers include 92,668 shares subject to options exercisable within 60 days of September 1, 2000.

(10) Share numbers include 10,000 shares subject to options exercisable within 60 days of September 1, 2000. Also includes 105,000 shares held of record by the Pidwell Family Living Trust dated June 25, 1987, of which David Pidwell is trustee.

(11) Share numbers include 78,333 shares subject to options exercisable within 60 days of September 1, 2000.

(12) Share numbers include options to purchase 983,581 shares of common stock exercisable within 60 days of September 1, 2000, held by all our directors and executive officers.

(13) PricewaterhouseCoopers is one of our significant strategic partners.

(14) Mr. Mouchawar is our Senior Vice President and General Manager, Applications Business Unit. Share numbers include 37,170 shares subject to options exercisable within 60 days of September 1, 2000.

(15) Mr. Burton is our Senior Vice President, Sales -- Americas. Share numbers include 10,709 shares subject to options exercisable within 60 days of September 1, 2000.

(16) Mr. Lyle is our Vice President Development, Application Business Unit. Share numbers include 30,355 shares subject to options exercisable within 60 days of September 1, 2000.

(17) Ms. Taubman is our Vice President of Finance. Share numbers include 26,582 shares subject to options exercisable within 60 days of September 1, 2000.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Robertson Stephens, Inc., Thomas Weisel Partners LLC and First Albany Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................    843,600
Credit Suisse First Boston Corporation......................    843,600
Robertson Stephens, Inc.....................................    199,800
Thomas Weisel Partners LLC..................................    199,800
First Albany Corporation....................................    133,200
Cochran, Caronia Securities LLC.............................     40,000
First Analysis Securities Corporation.......................     40,000
Edward D. Jones & Co., L.P..................................     40,000
McDonald Investments Inc., a Keycorp Company................     40,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     40,000
Prudential Securities Incorporated..........................     40,000
Wasserstein Perella Securities, Inc.........................     40,000
                                                              ---------
       Total................................................  2,500,000
                                                              =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $2.76 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

     Each of Informatica, our officers, directors and certain other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, they will not, directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale to the underwriters of the shares of common stock under the underwriting agreement;

     - transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts, under certain circumstances where the donee agrees to the same restrictions;

     - distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders under certain circumstances, where the transferee agrees to the same restrictions; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.

     Promptly after the 90-day period following the date of this prospectus, we have agreed to file a registration statement on Form S-3 covering the resale of the remaining 288,496 shares of our common stock that will be owned by PricewaterhouseCoopers following the completion of this offering.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The underwriting agreement provides that we and the underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on several filed and completed public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999 and the financial statements of Zimba as of December 31, 1998 and 1999 and for the period from inception (June 24, 1998) through December 31, 1999, as set forth in their reports, which are included in this prospectus. Our financial statements and financial statement schedule and the financial statements of Zimba are included in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Act we file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including ours, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The documents listed below have been filed by Informatica Corporation under the Exchange Act with the Commission and are incorporated herein by reference:

     - Our Annual Report on Form 10-K filed on March 30, 2000 for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q filed on May 15, 2000 for the quarter ended March 31, 2000;

     - Our Quarterly Report on Form 10-Q filed on August 14, 2000 for the quarter ended June 30, 2000;

     - Our Current Report on Form 8-K dated September 6, 2000;

     - Our Definitive Proxy on Form 14A filed on April 20, 2000; and

     - The description of our common stock contained in our registration statement on Form 8-A (File No. 000-25871).

     Each document we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Copies of all documents incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Earl E. Fry, Chief Financial Officer, 3350 W. Bayshore Road, Palo Alto, California 94303, telephone number: (650) 687-6200.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

Financial Statements (unaudited for periods ending June 30,
  1999 and 2000):
Condensed Consolidated Balance Sheets as of December 31,
  1999 and June 30, 2000....................................  F-19
Condensed Consolidated Statements of Income for the Three
  and Six Month Periods Ended
  June 30, 1999 and June 30, 2000...........................  F-20
Condensed Consolidated Statements of Cash Flows for the Six
  Month Periods Ended
  June 30, 1999 and June 30, 2000...........................  F-21
Notes to Condensed Consolidated Financial Statements........  F-22

Financial Statements for Zimba:
Report of Independent Auditors..............................  F-26
Balance Sheets..............................................  F-27
Statements of Operations....................................  F-28
Statements of Stockholders' Equity..........................  F-29
Statements of Cash Flows....................................  F-30
Notes to Financial Statements...............................  F-31

Selected Unaudited Pro Forma Condensed Combined Financial
  Information:
Introduction................................................  F-38
Selected Unaudited Pro Forma Condensed Combined Balance
  Sheet.....................................................  F-39
Selected Unaudited Pro Forma Condensed Combined Statement of
  Operations for the Year Ended December 31, 1999...........  F-40
Selected Unaudited Pro Forma Condensed Combined Statement of
  Operations for the Six Months Ended June 30, 2000.........  F-41
Notes to Selected Unaudited Pro Forma Condensed Combined
  Financial Information.....................................  F-42

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Informatica Corporation

     We have audited the accompanying consolidated balance sheets of Informatica Corporation as of December 31, 1998 and 1999 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Informatica Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 24, 2000

                            INFORMATICA CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $  7,167    $ 57,521
  Accounts receivable, net of allowances of $1,731 and
     $1,977 in 1998 and 1999, respectively..................     3,707       8,119
  Prepaid expenses and other current assets.................       563       1,272
                                                              --------    --------
     Total current assets...................................    11,437      66,912
Property and equipment, net.................................       592       1,482
Other assets................................................       136         129
                                                              --------    --------
     Total assets...........................................  $ 12,165    $ 68,523
                                                              ========    ========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued liabilities..................  $  4,354    $  7,999
  Accrued compensation and related expenses.................     3,589       6,264
  Income taxes payable......................................        --         813
  Current portion of capital lease obligations..............       242         150
  Current portion of notes payable to stockholders..........     1,921       2,075
  Deferred revenue..........................................     4,573       9,660
                                                              --------    --------
     Total current liabilities..............................    14,679      26,961
Capital lease obligations, less current portion.............       217          66
Notes payable to stockholders, less current portion.........     1,263       1,372
Commitments
Redeemable convertible preferred stock, no par value,
  issuable in series:
  16,340,000 shares authorized in 1998; and 2,000,000 shares authorized in 1999 15,880,000 issued and outstanding at
     December 31, 1998......................................    17,586          --
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 100,000,000 shares
     authorized; 8,160,348 and 31,998,618 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................     1,213      67,020
  Notes receivable from stockholders........................       (40)        (40)
  Deferred stock-based compensation.........................      (383)     (2,888)
  Accumulated deficit.......................................   (22,389)    (23,884)
  Accumulated other comprehensive income (loss).............        19         (84)
                                                              --------    --------
     Total stockholders' equity (deficit)...................   (21,580)     40,124
                                                              --------    --------
     Total liabilities, redeemable convertible preferred
      stock and stockholders' equity (deficit)..............  $ 12,165    $ 68,523
                                                              ========    ========

                            See accompanying notes.

                            INFORMATICA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Revenues:
  License...................................................  $10,242    $21,582    $41,184
  Service...................................................    2,499      8,764     21,195
                                                              -------    -------    -------
     Total revenues.........................................   12,741     30,346     62,379
Cost of revenues:
  License...................................................      190        376        686
  Service...................................................    2,392      5,013     10,310
                                                              -------    -------    -------
     Total cost of revenues.................................    2,582      5,389     10,996
                                                              -------    -------    -------
Gross profit................................................   10,159     24,957     51,383
Operating expenses:
  Research and development..................................    4,747      8,385     11,843
  Sales and marketing.......................................   11,219     22,733     33,613
  General and administrative................................    2,408      3,132      5,012
  Merger-related costs......................................       --         --      2,082
  Amortization of stock-based compensation..................        2         98        742
                                                              -------    -------    -------
     Total operating expenses...............................   18,376     34,348     53,292
                                                              -------    -------    -------
Loss from operations........................................   (8,217)    (9,391)    (1,909)
Interest income (expense), net..............................      199        106      1,238
                                                              -------    -------    -------
Loss before income taxes....................................   (8,018)    (9,285)      (671)
Income tax provision........................................       --         --        824
                                                              -------    -------    -------
Net loss....................................................  $(8,018)   $(9,285)   $(1,495)
                                                              =======    =======    =======
Net loss per share:
  Basic and diluted.........................................  $ (1.18)   $ (1.21)   $ (0.06)
                                                              =======    =======    =======
Shares used in calculation of net loss per share:
  Basic and diluted.........................................    6,777      7,652     23,783
                                                              =======    =======    =======

                            See accompanying notes.

                            INFORMATICA CORPORATION

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               STOCKHOLDERS' EQUITY (DEFICIT)
                                                                     --------------------------------------------------
                                                  REDEEMABLE
                                                 CONVERTIBLE                                   NOTES
                                               PREFERRED STOCK           COMMON STOCK        RECEIVABLE      DEFERRED
                                            ----------------------   --------------------       FROM       STOCK-BASED
                                              SHARES       AMOUNT      SHARES     AMOUNT    STOCKHOLDERS   COMPENSATION
                                            -----------   --------   ----------   -------   ------------   ------------
BALANCES AT DECEMBER 31, 1996.............   11,380,000   $  8,593    5,603,920   $   104       $(40)        $    --
  Components of comprehensive loss:
    Net loss..............................           --         --           --        --         --              --
    Foreign currency translation
      adjustment..........................           --         --           --        --         --              --
                                            -----------   --------   ----------   -------       ----         -------
  Comprehensive loss......................
  Issuance of common stock................           --         --    1,115,094       450         --              --
  Repurchase of common stock..............           --         --       (4,956)       (2)        --              --
  Common stock options exercised..........           --         --      288,610        14         --              --
  Issuance of Series D preferred stock,
    net of issuance costs.................    4,500,000      8,993           --        --         --              --
  Deferred stock-based compensation.......           --         --           --        85         --             (85)
  Amortization of stock-based
    compensation..........................           --         --           --        --         --               2
                                            -----------   --------   ----------   -------       ----         -------
BALANCES AT DECEMBER 31, 1997.............   15,880,000     17,586    7,002,668       651        (40)            (83)
  Components of comprehensive loss:
    Net loss..............................           --         --           --        --         --              --
    Foreign currency translation
      adjustment..........................           --         --           --        --         --              --
                                            -----------   --------   ----------   -------       ----         -------
  Comprehensive loss......................
  Repurchase of common stock..............           --         --       (6,194)       (3)        --              --
  Common stock options exercised..........           --         --    1,163,874       167         --              --
  Deferred stock-based compensation.......           --         --           --       398         --            (398)
  Amortization of stock-based
    compensation..........................           --         --           --        --         --              98
                                            -----------   --------   ----------   -------       ----         -------
BALANCES AT DECEMBER 31, 1998.............   15,880,000     17,586    8,160,348     1,213        (40)           (383)
  Components of comprehensive loss:
    Net loss..............................           --         --           --        --         --              --
    Foreign currency translation
      adjustment..........................           --         --           --        --         --              --
                                            -----------   --------   ----------   -------       ----         -------
  Comprehensive loss......................
  Issuance of common stock in connection
    with initial public offering, net of
    offering costs........................           --         --    6,000,000    43,514         --              --
  Conversion of redeemable convertible
    preferred stock into common stock.....  (15,880,000)   (17,586)  15,880,000    17,586         --              --
  Repurchase of common stock..............           --         --       (8,672)       (3)        --              --
  Common stock options exercised..........           --         --    1,569,396     1,251         --              --
  Exercise of warrants....................           --         --      397,546       212         --              --
  Deferred stock-based compensation.......           --         --           --     3,247         --          (3,247)
  Amortization of stock-based
    compensation..........................           --         --           --        --         --             742
                                            -----------   --------   ----------   -------       ----         -------
BALANCES AT DECEMBER 31, 1999.............           --   $     --   31,998,618   $67,020       $(40)        $(2,888)
                                            ===========   ========   ==========   =======       ====         =======

                                                  STOCKHOLDERS' EQUITY (DEFICIT)
                                            -------------------------------------------
                                                           ACCUMULATED
                                                              OTHER           TOTAL
                                                          COMPREHENSIVE   STOCKHOLDERS'
                                            ACCUMULATED      INCOME          EQUITY
                                              DEFICIT        (LOSS)         (DEFICIT)
                                            -----------   -------------   -------------
BALANCES AT DECEMBER 31, 1996.............   $ (5,086)        $  --          $(5,022)
  Components of comprehensive loss:
    Net loss..............................     (8,018)           --           (8,018)
    Foreign currency translation
      adjustment..........................         --           (11)             (11)
                                             --------         -----          -------
  Comprehensive loss......................                                    (8,029)
  Issuance of common stock................         --            --              450
  Repurchase of common stock..............         --            --               (2)
  Common stock options exercised..........         --            --               14
  Issuance of Series D preferred stock,
    net of issuance costs.................         --            --               --
  Deferred stock-based compensation.......         --            --               --
  Amortization of stock-based
    compensation..........................         --            --                2
                                             --------         -----          -------
BALANCES AT DECEMBER 31, 1997.............    (13,104)          (11)         (12,587)
  Components of comprehensive loss:
    Net loss..............................     (9,285)           --           (9,285)
    Foreign currency translation
      adjustment..........................         --            30               30
                                             --------         -----          -------
  Comprehensive loss......................                                    (9,255)
  Repurchase of common stock..............         --            --               (3)
  Common stock options exercised..........         --            --              167
  Deferred stock-based compensation.......         --            --               --
  Amortization of stock-based
    compensation..........................         --            --               98
                                             --------         -----          -------
BALANCES AT DECEMBER 31, 1998.............    (22,389)           19          (21,580)
  Components of comprehensive loss:
    Net loss..............................     (1,495)           --           (1,495)
    Foreign currency translation
      adjustment..........................         --          (103)            (103)
                                             --------         -----          -------
  Comprehensive loss......................                                    (1,598)
  Issuance of common stock in connection
    with initial public offering, net of
    offering costs........................         --            --           43,514
  Conversion of redeemable convertible
    preferred stock into common stock.....         --            --           17,586
  Repurchase of common stock..............         --            --               (3)
  Common stock options exercised..........         --            --            1,251
  Exercise of warrants....................         --            --              212
  Deferred stock-based compensation.......         --            --               --
  Amortization of stock-based
    compensation..........................         --            --              742
                                             --------         -----          -------
BALANCES AT DECEMBER 31, 1999.............   $(23,884)        $ (84)         $40,124
                                             ========         =====          =======

                            See accompanying notes.

                            INFORMATICA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
OPERATING ACTIVITIES
Net loss....................................................  $(8,018)   $(9,285)   $(1,495)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation..............................................      516      1,716        550
  Sales and returns allowances..............................      241        886         --
  Other receivable allowances...............................      440        320        246
  Amortization of stock-based compensation..................        2         98        742
  Interest expense related to notes payable.................       34        167        289
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (2,554)    (1,756)    (4,658)
    Prepaid expenses and other assets.......................     (208)      (305)      (702)
    Accounts payable and accrued liabilities................    2,128      1,838      3,645
    Income taxes payable....................................       --         --        813
    Accrued compensation and related expenses...............    1,216      2,017      2,675
    Deferred revenue........................................    2,364      1,887      5,087
                                                              -------    -------    -------
Net cash provided by (used in) operating activities.........   (3,839)    (2,417)     7,192
INVESTING ACTIVITIES
Purchase of property and equipment, net.....................     (869)      (954)    (1,440)
                                                              -------    -------    -------
Net cash used in investing activities.......................     (869)      (954)    (1,440)
FINANCING ACTIVITIES
Proceeds from issuance of preferred stock...................    8,993         --         --
Proceeds from initial public offering, net..................       --         --     43,514
Proceeds from issuance of common stock, net of payments for
  repurchases...............................................      462        164      1,248
Proceeds exercise of warrants...............................       --         --        212
Proceeds from notes payable to stockholders.................    1,293      1,691      1,286
Payments on notes payable to stockholders...................       --         --     (1,312)
Payments on capital lease obligations.......................     (164)      (235)      (243)
                                                              -------    -------    -------
Net cash provided by (used in) financing activities.........   10,584      1,620     44,705
                                                              -------    -------    -------
Effect of foreign currency translation on cash and cash
  equivalents...............................................      (11)        30       (103)
                                                              -------    -------    -------
Increase (decrease) in cash and cash equivalents............    5,865     (1,721)    50,354
                                                              -------    -------    -------
Cash and cash equivalents at beginning of year..............    3,023      8,888      7,167
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $ 8,888    $ 7,167    $57,521
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURES:
  Interest paid.............................................  $    40    $    48    $    29
                                                              =======    =======    =======
  Income taxes paid.........................................       --         --    $    10
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Capital lease obligations incurred........................  $    --    $   437    $    --
                                                              =======    =======    =======
  Conversion of redeemable convertible preferred stock into
    common stock............................................  $    --    $    --    $17,586
                                                              =======    =======    =======
  Deferred stock-based compensation related to options
    granted.................................................  $    85    $   398    $ 3,247
                                                              =======    =======    =======

                            See accompanying notes.

                            INFORMATICA CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING
POLICIES

DESCRIPTION OF THE COMPANY

     Informatica Corporation (the "Company") was incorporated in California in February 1993 and reincorporated in Delaware in March 1999. The Company operates in one business segment which provides software solutions that help large companies deploy, manage, maintain and grow systems that enable more effective business decision-making.

     On December 15, 1999, the Company acquired all of the outstanding stock of Influence Software, Inc. (Influence), a developer of analytic applications for eBusiness. The transaction was recorded using the pooling-of-interests method of accounting, and as such, financial information for all dates and periods prior to the acquisition has been restated to reflect the acquisition.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The functional currency of the Company's foreign subsidiaries is the local currency. The Company translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation for the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions were not significant during any of the periods presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in these estimates and assumptions may have a material impact on the financial statements.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents, which consist of cash and highly liquid short-term government securities with insignificant interest rate risk and original maturities of three months or less at date of purchase, are stated at cost, which approximates fair value.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the related assets, generally three years or less.

SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs in accordance with Financial Accounting Standards Board ("FASB") Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", under which certain software development costs incurred subsequent to the

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Through December 31, 1999, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations of its customers, which are primarily located in the U.S., Europe and Canada, and generally does not require collateral. Allowances for credit risks and for estimated future returns are provided upon shipment. Returns to date have not been material. Actual credit losses and returns may differ from the Company's estimates and such differences could be material to the financial statements.

REVENUE RECOGNITION

     The Company generates revenues through two sources, software licenses and services. The Company's license revenues are generated from licensing the Company's products directly to end users and indirectly through resellers and original equipment manufacturers. Service revenues are generated from maintenance contracts and training and consulting services performed for customers that license the Company's products directly and indirectly through resellers.

     License revenues are recognized when a noncancelable license agreement has been signed, the product has been shipped, the fees are fixed and determinable, collectibility is probable and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price charged when an element is sold separately. In the case of an element not sold separately, the price is established by authorized management.. For our Informatica Application Products we recognize the bundled license and support revenue ratably over the support period. Our support for the Informatica Application Products for the first year is never sold separately and in consideration of the complexities and timeliness of the implementation, the customer is entitled to receive services which are different than the standard annual support services. If an acceptance period is required, revenue is recognized upon customer acceptance or the expiration of the acceptance period. The Company also enters into reseller arrangements that typically provide for sublicense fees based on a percentage of list price. For direct sales, revenue is recognized upon shipment to the end user and when collectibility is probable. We recognize revenue from sales to OEMs, specific resellers, international customers and specific customers based on their credit history, at the time we receive payment for our products, rather than at the time of sale. The Company's agreements with its customers and resellers do not contain product return rights.

     Revenues from services, which consist of fees for ongoing support and product updates, are recognized ratably over the term of the contract, typically one year. Consulting revenues are primarily related to implementation services and product enhancements performed on a time-and-materials basis under separate service arrangements related to the installation of the Company's software products. Training revenues are generated from classes offered both on-site and at customer locations. Revenues from consulting and training services are recognized as the services are performed.

     Deferred revenue includes deferred maintenance revenue and prepaid training and consulting fees. Deferred license revenue amounts do not include items which are both deferred and unbilled. The Company's practice is to net such deferred items against the related receivables balances. As of December 31, 1999 and 1998, there were $9.2 million and $3.3 million of unbilled receivables netted against deferred license revenue, respectively.

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCK-BASED COMPENSATION

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, warrants and convertible preferred stock, to the weighted average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

     The calculation of basic and diluted net loss per share is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1997          1998          1999
                                                        ----------    ----------    ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss..............................................   $(8,018)      $(9,285)      $(1,495)
                                                         =======       =======       =======
Weighted average shares of common stock outstanding
  used in calculation of basic and diluted net loss
  per share...........................................     6,777         7,652        23,783
                                                         =======       =======       =======
  Basic and diluted net loss per share................   $ (1.18)      $ (1.21)      $ (0.06)
                                                         =======       =======       =======

     If the Company had reported net income, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 3,372,000, 4,480,000 and 6,144,000 common equivalent shares related to outstanding stock options and warrants not included in the calculations above (determined using the treasury stock method) for 1997, 1998 and 1999, respectively.

COMPREHENSIVE INCOME (LOSS)

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The only item of other comprehensive income (loss) which the Company currently reports is foreign currency translation adjustments, which are included in accumulated other comprehensive income (loss) in the consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit). Tax effects of comprehensive income (loss) are not considered material.

INCOME TAXES

     The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes", which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 provides guidance with respect to the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The company has not fully assessed the impact of the adoption of SAB 101 and has not determined the effect, if any, that it will have on the Company's reported revenues or results of operations in future periods.

     In March 2000, the FASB issued FASB Interpretation No. 44 (FIN 44) Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option award, and (d) the accounting for an exchange of stock compensation swards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12,2000. The adoption of certain other provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

2.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Computer and office equipment...............................  $ 1,100    $ 2,540
Furniture and fixtures......................................      125        125
                                                              -------    -------
                                                                1,225      2,665
Less accumulated depreciation and amortization..............     (633)    (1,183)
                                                              -------    -------
                                                              $   592    $ 1,482
                                                              =======    =======

     Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $927,000 as of December 31, 1999 and 1998. Accumulated amortization of these assets was $146,000 and $342,000 at December 31, 1998 and 1999, respectively. The related amortization is included with depreciation expense.

3.  LEASE OBLIGATIONS

     The Company had an equipment financing agreement which provided up to $564,000 for the purchase of property and equipment and expired in January 1998. In February 1998, the Company entered into another equipment financing agreement with the same lender which increased the line to $1,510,000 for the purchase of property and equipment. Borrowings under these agreements bear interest at a rate of 3.07% and 3.19%, respectively, for 36 months. The Company is also required to choose to either pay a supplemental additional interest portion of 20% of the original purchase price due and payable at the end of the agreement term or to extend the agreement term for an additional year at a monthly interest rate of 2.05% of the original purchase amount. As of December 31, 1999, total borrowings under these agreements amounted to $927,000 of which $216,000 was outstanding.

     The Company leases its office facilities and certain office equipment under noncancelable lease agreements which require the Company to pay operating costs, including property taxes, normal maintenance

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and insurance. Rent expense amounted to $501,000, $1,653,000 and $2,005,000 for 1997, 1998 and 1999, respectively.

     Future minimum lease payments under noncancelable operating and capital leases are summarized as follows:

                                                              OPERATING    CAPITAL
                                                               LEASES      LEASES
                                                              ---------    -------
                                                                 (IN THOUSANDS)
Years ending December 31:
  2000......................................................   $ 3,824      $161
  2001......................................................     2,446        67
  2002......................................................     2,314        --
  2003......................................................     2,364        --
  2004......................................................     2,415        --
Thereafter..................................................     5,674        --
                                                               -------      ----
Total minimum lease payments................................   $19,037       228
                                                               =======
Less interest...............................................                  12
                                                                            ----
Present value of minimum lease payments.....................                 216
Less current portion........................................                 150
                                                                            ----
                                                                            $ 66
                                                                            ----

4.  STOCKHOLDERS' EQUITY

BRIDGE FINANCING AND WARRANTS

     In connection with the issuance of short-term promissory notes in May 1996, the Company granted warrants to the lenders to purchase up to 410,000 shares of Series C preferred stock at $1.25 per share. The warrants expire May 1, 2001. The Company deemed the fair value of the warrants to be $55,000, which was recorded as a discount on the notes. The fair value was determined using a Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 6.0%, no dividend yield or volatility factor, and an expected life of the warrant of five years. This discount was amortized to interest expense over the term of the notes during 1996. Upon the Company's initial public offering the warrants were converted into warrants to purchase 410,000 shares of common stock. In fiscal 1999, the Company issued a net of 397,546 shares of common stock upon the exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $212,000.

COMMON STOCK

     At December 31, 1999, the Company has reserved the following shares of its common stock for future issuance:

Outstanding stock options...................................  8,206,659
Reserved for future stock option grants.....................    886,200
                                                              ---------
                                                              9,092,859
                                                              =========

     On April 29, 1999 the Company completed an initial public offering in which it sold 6,000,000 shares of Common Stock, including 500,000 shares in connection with the exercise of the underwriters' over-allotment

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

option, at $8 per share. The Company received $43.5 million in cash, net of underwriting discounts, commissions and other offering costs.

STOCK SPLIT

     On January 26, 2000, the Board of Directors approved a two-for-one split of its $.001 par value common stock to be effected in the form of a stock dividend. The stock split was effected by distribution to each stockholder of record as of February 18, 2000 of one share of the Company's common stock for each share of common stock held. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated for the effect of the stock split.

1993 AND 1996 FLEXIBLE STOCK INCENTIVE PLANS

     The Company's 1993 and 1996 Flexible Stock Plans (the "Stock Plans"), in effect through our initial public offering, authorized the granting of 8,454,500 incentive and nonstatutory common stock options to employees, directors, and consultants at exercise prices no less than 100% and 85%, respectively, of the fair market value of the common stock on the grant date, as determined by the Board of Directors. Options granted are exercisable over a maximum term of ten years and generally vest over a period of up to four years. In the event optionholders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a 90 day period after termination; under the restricted portion of the plans, the Company also has the right to repurchase at the original purchase price any unvested shares if the holder is no longer employed by the Company. As of December 31, 1999, no outstanding common shares are subject to such repurchase rights. Options that are canceled under the 1996 Stock Plan will be available for future grants under the 1999 Stock Incentive Plan. There were no shares available for option grants under the 1996 Stock Plan at December 31, 1999.

1999 STOCK INCENTIVE PLAN

     The stockholders approved the 1999 Stock Incentive Plan (the "Incentive Plan") in April 1999 under which 1,300,000 shares have been reserved for issuance. In addition, any shares not issued under the 1996 Flexible Stock Incentive Plan will also be available for grant. The number of shares reserved under the Incentive Plan will automatically increase annually beginning on January 1, 2000 by the lesser of 8,000,000 shares or 5% of the total amount of fully diluted shares of common stock outstanding as of such date. Under the Incentive Plan, eligible employees may purchase stock options, stock appreciation rights, restricted shares and stock units. The exercise price for incentive stock options and non-qualified options may not be less than 100% and 85%, respectively, of the fair value of common stock at the option grant date. Options granted are exercisable over a maximum term of 10 years from the date of the grant and generally vest over a period of four years. As of December 31, 1999, the Company has 386,200 options available for grant under the Incentive Plan.

     In connection with the acquisition of Influence, as discussed in Note 10, the Company converted options to purchase shares of Influence common stock into options to purchase shares of the Company's common stock. The number of shares of the Company's common stock issuable under each option and the exercise price for each grant were adjusted by an exchange ratio. The Company assumed the Stock Incentive Plan ("Influence plan") under which the options had been originally granted, however, no further options will be granted under the Influence plan. The converted options continue to be subject to the terms of the Influence plan. The Influence plan provided for the granting of incentive stock options and nonstatutory stock options. The exercise price of all options granted prior to the acquisition were determined by the Influence board of directors and were not less than the fair market value on the date of the grant. The options generally expire seven years from the date of the grant and vest over a period of four years from the date of the grant.

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1999 NON-EMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

     The stockholders adopted the 1999 Non-Employee Director Stock Option Plan (the "Directors Plan") in April 1999 under which 500,000 shares have been reserved for issuance. Each non-employee joining the Board of Directors following the completion of the initial public offering will automatically receive options to purchase 50,000 shares of common stock at an exercise price per share equal to the fair market value of the common stock. These options are exercisable over a maximum term of five years and will vest in four equal annual installments on each yearly anniversary from the date of the grant. In addition, each non-employee director, who has been a member of the Board for at least six months prior to each annual stockholders meeting, will automatically receive options to purchase 10,000 shares of common stock at each such meeting. Each option will have an exercise price equal to the fair value of the common stock on the automatic grant date, a maximum term of five years and will vest on the first anniversary of the grant date. As of December 31, 1999, there have been no shares issued under the Directors Plan and 500,000 shares are available for future issuance.

EMPLOYEE STOCK PURCHASE PLAN

     The stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan") in April 1999 under which 800,000 shares have been reserved for issuance. The number of shares reserved under the Purchase Plan will automatically increase beginning on January 1 of each year by the lesser of 3,200,000 shares or 2% of the total amount of fully diluted common stock shares outstanding on such date. Under the Purchase Plan, eligible employees may purchase common stock in an amount not to exceed 10% of the employees' cash compensation. The purchase price per share will be 85% of the lesser of the common stock fair market value either at the beginning of a rolling two-year offering period or at the end of each 6 month purchase period within the two year offering period. As of December 31, 1999, there have been no shares issued under the Purchase Plan and 800,000 shares are available for future issuance.

     A summary of the Company's stock option activity is set forth below:

                                                                        WEIGHTED AVERAGE
                                                          NUMBER OF      EXERCISE PRICE
                                                            SHARES         PER SHARE
                                                          ----------    ----------------
Outstanding at December 31, 1996........................   3,171,184         $  .08
  Granted...............................................   2,480,286            .35
  Exercised.............................................    (288,610)           .05
  Canceled..............................................    (202,700)           .19
                                                          ----------         ------
Outstanding at December 31, 1997........................   5,160,160            .20
  Granted...............................................   3,469,992           2.81
  Exercised.............................................  (1,163,874)           .15
  Canceled..............................................  (1,170,588)           .95
                                                          ----------         ------
Outstanding at December 31, 1998........................   6,295,690           1.47
  Granted...............................................   4,167,191          20.97
  Exercised.............................................  (1,569,396)           .80
  Canceled..............................................    (686,826)          5.26
                                                          ----------         ------
Outstanding at December 31, 1999........................   8,206,659         $11.21
                                                          ==========         ======
Exercisable at December 31, 1999........................   2,153,202         $ 1.11
                                                          ==========         ======

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1999:

                                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                      -----------------------------------------   --------------------------
                                    WEIGHTED
                                    AVERAGE         WEIGHTED                     WEIGHTED
                                   REMAINING        AVERAGE                      AVERAGE
    RANGE OF                      CONTRACTUAL    EXERCISE PRICE               EXERCISE PRICE
    EXERCISE PRICES    NUMBER     LIFE (YEARS)     PER SHARE       NUMBER       PER SHARE
    ---------------   ---------   ------------   --------------   ---------   --------------
    $0.01 -- $ 0.15.. 1,350,154       5.85           $ 0.08       1,145,704       $0.07
    $0.23 -- $ 2.00.. 1,451,409       7.48           $ 1.44         583,910       $1.40
    $2.75 -- $ 3.50.. 1,230,470       8.25           $ 3.19         312,904       $3.17
    $3.75 -- $ 5.38.. 1,263,626       9.07           $ 5.15         108,393       $4.47
    $5.50 -- $25.38.. 1,248,500       9.36           $10.68           2,291       $9.51
    $26.08 -- $37.50.. 1,078,100      9.79           $33.12              --          --
    $51.32 -- $53.19..   584,400      9.97           $51.87              --          --
                      ---------       ----           ------       ---------       -----
                      8,206,659       8.34           $11.21       2,153,202       $1.11
                      =========       ====           ======       =========       =====

     The Company uses the intrinsic value method of accounting for its employee stock-based compensation plans. Accordingly, no compensation cost is recognized for any of its stock options when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option with respect to the options granted. From inception through December 1999, the Company recorded deferred stock based compensation of $3,730,000 for the difference at the grant date between the exercise price and the deemed fair value of the common stock underlying the options. This amount is included as a component of stockholders' equity and is being amortized on a graded vesting method by charges to operations over the vesting period of the options. Such amortization amounted to approximately $2,000, $98,000 and $742,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Pro Forma Effect of Stock-based Compensation

     Pro forma information regarding results of operations and net loss per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of FASB 123. For all grants that were granted prior to the Company's initial public offering in April 1999, the fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighed average assumptions: a risk-free interest rate of 5.5%, 5.0% and 6.0% for 1999, 1998 and 1997, respectively, no dividend yield or volatility factors of the expected market price of the Company's common stock and a weighted average expected life of the option of 5 years. The fair value for the options granted subsequent to the Company's initial public offering was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions: a risk-free interest rate of 5.5%, no dividend yield, volatility factor of the expected market price of the Company's common stock of 100% and a weighted average expected life of the option of five years.

     The option valuation models are developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the options. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum value method of FASB 123, the Company's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
Pro forma net loss (in thousands).....................  $(8,046)   $(9,637)   $(9,989)
                                                        =======    =======    =======
Pro forma basic and diluted net loss per share........  $ (1.19)   $ (1.26)   $ (0.45)
                                                        =======    =======    =======

     The weighted average fair value of options granted, which is the value assigned to the options under FASB 123, was $0.06, $0.43, and $18.16 for options granted during the years ended December 31, 1997, 1998 and 1999, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1997, 1998 and 1999 is not representative of the effects on net loss for future years, as future years will include the effects of additional years of stock option grants.

5.  NOTES RECEIVABLE FROM STOCKHOLDERS

     During 1995, certain officers of the Company purchased a total of 800,000 shares of the Company's common stock in exchange for promissory notes. The notes bear interest at 7.12% per annum, with interest and principal payable on May 5, 2000. The notes are secured by the common shares purchased by these officers.

6.  NOTES PAYABLE TO STOCKHOLDERS

     In 1997 and 1998, the Company issued promissory notes to stockholders in exchange for cash advances and payment for services. These notes bear interest at the bank's prime interest rate (8.5% at December 31, 1999) plus 2% per annum, with a maximum rate of 10% per annum. Principal and accrued interest on these notes at December 31, 1998 and 1999 was $3.1 million and $3.4 million, respectively. The principal and accrued interest on these notes was repaid in February 2000.

7.  INCOME TAXES

     The federal, state and foreign income tax provision for the year ended December 31, 1999 is summarized as follows (in thousands):

Current:
  Federal...................................................  $100
  State.....................................................   185
  Foreign...................................................   539
                                                              ----
                                                              $824
                                                              ====

     Due to operating losses and the inability to recognize the benefits therefrom, there is no income tax provision for 1997 and 1998.

     Influence elected to be taxed as an S-corporation under Subchapter S of the Internal Revenue Code through December 15, 1999. Consequently, Influence's stockholders were taxed on their proportionate share of the taxable income and no provision for income taxes has been provided in the statement of operations for

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the period beginning January 1, 1999 through December 15, 1999 and for the years ended December 31, 1998 and 1997. Influence's S-corporation status was terminated on December 15, 1999 when it was acquired by the Company.

     A reconciliation of the provision computed at the statutory federal income tax rate to the income tax provision is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997       1998      1999
                                                          -------    -------    -----
                                                                (IN THOUSANDS)
Income tax provision computed at statutory rate.........  $(2,367)   $(3,250)   $(235)
Federal alternative minimum taxes.......................       --         --      100
State taxes.............................................       --         --      185
Foreign income tax......................................       --         --      539
Valuation allowance.....................................    2,367      3,250      235
                                                          -------    -------    -----
                                                          $    --    $    --    $ 824
                                                          =======    =======    =====

     Significant components of the Company's deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,400    $  6,788
  Tax credit carryforwards..................................      700       1,530
  Deferred revenue..........................................    1,100       1,653
  Reserves and accrued costs and expenses not currently
     deductible.............................................    2,400       2,576
  Other.....................................................      200          --
                                                              -------    --------
Total deferred tax assets...................................    7,800      12,547
Valuation allowance.........................................   (7,800)    (12,547)
                                                              -------    --------
Net deferred tax assets.....................................  $    --    $     --
                                                              =======    ========

     FASB 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets. The valuation allowance increased by $3,360,000 and $4,747,000 during the years ended December 31, 1998 and 1999, respectively.

     As of December 31, 1999, approximately $4,600,000 of the valuation allowance reflected above relates to the tax benefits of stock option deductions which will be credited to equity when realized.

     At December 31, 1999, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $18,800,000 and $4,400,000, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1,072,000 and $692,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2000, if not utilized.

     Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

provisions. The annual limitation may result in the expiration of the net operating loss and credit carryforwards before utilization.

8.  PROFIT SHARING PLAN

     The Company has a profit sharing plan and trust under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may contribute amounts to the plan via payroll withholdings, subject to certain limitations. Contributions by the Company are at the discretion of the Board of Directors. No discretionary contributions have been made by the Company to date.

9.  MAJOR CUSTOMERS AND REVENUES BY GEOGRAPHIC AREA

     Revenue was derived from customers in the following geographic areas:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
North America.........................................  $11,916    $26,713    $51,180
Europe................................................      825      3,633     11,055
Other.................................................       --         --        144
                                                        -------    -------    -------
                                                        $12,741    $30,346    $62,379
                                                        =======    =======    =======

10.  BUSINESS COMBINATION

     In December 1999, the Company acquired Influence, a developer of analytic applications for eBusiness. The merger was accounted for using the pooling-of-interests method of accounting and as such the Company's historical financial results for all dates and periods prior to the merger have been restated to reflect the merger. In connection with the acquisition, the Company issued 1,299,084 shares of its common stock to Influence's shareholders in exchange for all of the outstanding common stock. All outstanding options to purchase Influence's capital stock were converted into options to purchase 287,052 shares of Informatica common stock. In connection with the business combination, the Company incurred merger related costs of approximately $2,082,000, which consisted primarily of fees for investment banking, legal and accounting services incurred in conjunction with the merger. Of this amount, $310,000 was paid before December 31, 1999. The balance of $1,772,000 is included in current liabilities on the consolidated balance sheet.

                            INFORMATICA CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following information represents revenue and net loss of the separate companies for the periods preceding the business combination:

                                                         YEAR ENDED         NINE MONTHS
                                                        DECEMBER 31,           ENDED
                                                     ------------------    SEPTEMBER 30,
                                                      1997       1998          1999
                                                     -------    -------    -------------
                                                                            (UNAUDITED)
                                                               (IN THOUSANDS)
Revenues:
  Informatica......................................  $12,186    $28,895       $39,522
  Influence........................................      555      1,451         2,292
                                                     -------    -------       -------
Combined...........................................  $12,741    $30,346       $41,814
                                                     =======    =======       =======
Net income (loss):
  Informatica......................................  $(6,764)   $(7,915)      $     9
  Influence........................................   (1,254)    (1,370)         (492)
                                                     -------    -------       -------
Combined...........................................  $(8,018)   $(9,285)      $  (483)
                                                     =======    =======       =======

11.  SUBSEQUENT EVENTS (UNAUDITED)

     On February 11, 2000, the Company signed a definitive agreement to acquire Delphi Solutions AG, a distributor of Informatica products in Switzerland. The agreement is structured as a share purchase and will be accounted for as a purchase transaction. The purchase price includes payments associated with 1999 revenues and projections for 2000 revenues, and the first payment of approximately $3.6 million was paid in February 2000.

     On February 22, 2000, the Company entered into two lease agreements for new corporate headquarters in Redwood City, California. The facility is under construction and is expected to be completed in June 2001. The lease expires twelve years after occupancy. As part of these leases, the Company agreed to provide letters of credit totaling $12.0 million as a security deposit for the first year's lease payments until certain financial covenants are met.

     Effective as of August 31, 2000, we acquired Zimba, a privately held provider of applications that provide mobile professionals with real-time access to corporate and external information through wireless devices, voice recognition technology and the Internet. Under the terms of the definitive agreement, we acquired Zimba in a stock-for-stock merger transaction valued at approximately $26 million. The merger will be accounted for as a purchase transaction and is intended to qualify as a tax-free exchange of shares under IRS regulations.

                            INFORMATICA CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          2000
                                                              ------------    --------
Current assets:
  Cash and cash equivalents.................................    $ 57,521      $ 31,831
  Restricted cash...........................................          --         8,116
  Accounts receivable, net of allowances of $2,027 and
     $1,977, respectively...................................       8,119        18,141
  Prepaid expenses and other current assets.................       1,272         2,376
                                                                --------      --------
     Total current assets...................................      66,912        60,464
Restricted cash, less current portion.......................          --        12,166
Property and equipment, net.................................       1,482         3,871
Goodwill and other intangible assets, net...................          --        34,415
Other assets................................................         129         1,272
                                                                --------      --------
     Total assets...........................................    $ 68,523      $112,188
                                                                ========      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..................    $  7,999      $ 14,598
  Accrued compensation and related expenses.................       6,264         6,089
  Income taxes payable......................................         813         1,608
  Current portion of capital lease obligations..............         150           142
  Current portion of notes payable to stockholders..........       2,075            --
  Deferred revenue..........................................       9,660        15,324
                                                                --------      --------
     Total current liabilities..............................      26,961        37,761
Capital lease obligations, less current portion.............          66            42
Notes payable to stockholders, less current portion.........       1,372            --
Stockholders' equity........................................      40,124        74,385
                                                                --------      --------
     Total liabilities and stockholders' equity.............    $ 68,523      $112,188
                                                                ========      ========

           See notes to condensed consolidated financial statements.

                            INFORMATICA CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED     SIX MONTHS ENDED
                                                           JUNE 30,              JUNE 30,
                                                      ------------------    ------------------
                                                       1999       2000       1999       2000
                                                      -------    -------    -------    -------
Revenues:
  License...........................................  $ 9,181    $21,733    $16,528    $38,569
  Service...........................................    4,851     12,172      8,484     21,269
                                                      -------    -------    -------    -------
     Total revenues.................................   14,032     33,905     25,012     59,838
Cost of revenues:
  License...........................................      111        359        253        793
  Service...........................................    2,365      6,586      4,241     11,207
                                                      -------    -------    -------    -------
     Total cost of revenues.........................    2,476      6,945      4,494     12,000
                                                      -------    -------    -------    -------
Gross profit........................................   11,556     26,960     20,518     47,838
Operating expenses:
  Research and development..........................    2,880      5,788      5,233      9,876
  Sales and marketing...............................    7,383     16,667     13,916     30,101
  General and administrative........................    1,099      2,358      2,033      4,311
  Amortization of stock-based compensation..........      162        130        287        529
  Amortization of goodwill and other intangible
     assets.........................................       --      3,798         --      4,172
  Purchased in-process research and development.....       --      2,199         --      2,199
                                                      -------    -------    -------    -------
     Total operating expenses.......................   11,524     30,940     21,469     51,188
                                                      -------    -------    -------    -------
Income (loss) from operations.......................       32     (3,980)      (951)    (3,350)
Interest income, net................................      226        421        184        722
                                                      -------    -------    -------    -------
Income (loss) before income taxes...................      258     (3,559)      (767)    (2,628)
Income tax provision................................      150        642        300        875
                                                      -------    -------    -------    -------
Net income (loss)...................................  $   108    $(4,201)   $(1,067)   $(3,503)
                                                      =======    =======    =======    =======
Net income (loss) per share:
  Basic.............................................  $  0.00    $ (0.12)   $ (0.07)   $ (0.10)
                                                      =======    =======    =======    =======
  Diluted...........................................  $  0.00    $ (0.12)   $ (0.07)   $ (0.10)
                                                      =======    =======    =======    =======
Shares used in calculation of net income (loss) per
  share:
  Basic.............................................   23,894     34,212     16,132     33,517
                                                      =======    =======    =======    =======
  Diluted...........................................   29,787     34,212     16,132     33,517
                                                      =======    =======    =======    =======

           See notes to condensed consolidated financial statements.

                            INFORMATICA CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
OPERATING ACTIVITIES
Net loss....................................................  $(1,067)   $(3,503)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................      199        440
  Other receivable allowances...............................      145         40
  Amortization of stock-based compensation..................      287        529
  Amortization of goodwill and other intangible assets......       --      4,172
  Purchased in-process research and development.............       --      2,199
  Interest expense related to notes payable.................      138        125
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (1,275)   (10,072)
    Prepaid expenses and other current assets...............       12     (1,086)
    Other assets............................................       30     (1,143)
    Accounts payable and accrued liabilities................    1,122         38
    Accrued compensation and related expenses...............      824       (175)
    Income taxes payable....................................       --        616
    Deferred revenue........................................    2,681      5,545
                                                              -------    -------
      Net cash provided by (used in) operating activities...    3,096     (2,275)
                                                              -------    -------
INVESTING ACTIVITIES
Purchase of property and equipment, net.....................     (633)    (2,747)
Acquisition, net of cash acquired...........................       --     (2,309)
Allocation to restricted cash...............................       --    (20,282)
                                                              -------    -------
Net cash used in investing activities.......................     (633)   (25,338)
                                                              -------    -------
FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of payments for
  repurchases...............................................      386      5,724
Proceeds from initial public offering, net..................   43,481         --
Proceeds from notes payable to stockholders.................      537         --
Payments on notes payable to stockholders...................     (806)    (3,572)
Payments on capital lease obligations.......................     (174)       (32)
Proceeds from notes receivable from stockholders............       --         40
                                                              -------    -------
Net cash provided by financing activities...................   43,424      2,160
                                                              -------    -------
Effect of foreign currency translation on cash and cash
  equivalents...............................................      (77)      (237)
                                                              -------    -------
Increase (decrease) in cash and cash equivalents............   45,810    (25,690)
Cash and cash equivalents at beginning of period............    7,167     57,521
                                                              -------    -------
Cash and cash equivalents at end of period..................  $52,977    $31,831
                                                              =======    =======
SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
  Interest..................................................  $    18    $   217
                                                              =======    =======
  Income taxes..............................................  $    --    $    97
                                                              =======    =======
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Conversion of preferred stock to common stock.............  $17,586    $    --
                                                              =======    =======
  Deferred stock-based compensation related to common stock
    options granted.........................................  $   968    $ 1,194
                                                              =======    =======
  Common stock issued in connection with asset
    acquisition.............................................  $    --    $31,708
                                                              =======    =======

See notes to condensed consolidated financial statements.

                            INFORMATICA CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 1998 and 1999.

2.   INTERIM FINANCIAL INFORMATION

     The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for any future periods.

3.   REVENUE RECOGNITION

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance with respect to the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The Company has not fully assessed the impact of the adoption of SAB 101 and has not determined the effect, if any, that it will have on the Company's reported revenues or results of operations in future periods.

     The Company generates revenues through two sources, software licenses and services. The Company's license revenues are generated from licensing the Company's products directly to end users and indirectly through resellers and original equipment manufacturers. Service revenues are generated from maintenance contracts and training and consulting services performed for customers that license the Company's products directly and indirectly through resellers.

     License revenues are recognized when a noncancelable license agreement has been signed, the product has been shipped, the fees are fixed and determinable, collectibility is probable and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price charged when an element is sold separately. In the case of an element not sold separately, the price is established by authorized management. For our Informatica Application Products we recognize the bundled license and support revenue ratably over the support period. Our support for the Informatica Application Products for the first year is never sold separately and in consideration of the complexities and timeliness of the implementation, the customer is entitled to receive services which are different than the standard annual support services. If an acceptance period is required, revenue is recognized upon customer acceptance or the expiration of the acceptance period. The Company also enters into reseller arrangements that typically provide for sublicense fees based on a percentage of list price. For direct sales, revenue is recognized upon shipment to the end user and when collectibility is probable. For sales through resellers, revenue is recognized upon shipment to the end user and when collectibility is probable or upon cash collections based on credit history with the reseller. The Company's agreements with its customers and resellers do not contain product return rights.

     Revenues from services, which consist of fees for ongoing support and product updates, are recognized ratably over the term of the contract, typically one year. Consulting revenues are primarily related to

                            INFORMATICA CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

implementation services and product enhancements performed on a time-and-materials basis under separate service arrangements related to the installation of the Company's software products. Training revenues are generated from classes offered both on-site and at customer locations. Revenues from consulting and training services are recognized as the services are performed. When a contract includes both license and service elements, the license fee is recognized on delivery of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not dependent on additional acceptance criteria.

     Deferred revenue includes deferred license and maintenance revenue and prepaid training and consulting fees. Deferred license revenue amounts do not include items which are both deferred and unbilled. The Company's practice is to net such deferred items against the related receivables balances.

4.  STOCK SPLIT

     On January 26, 2000, the Board of Directors approved a two-for-one split of its $.001 par value common stock to be effected in the form of a stock dividend. The stock split was effected by distribution of one share of the Company's common stock for each share of common stock held to each stockholder of record as of February 18, 2000. All references in the financial statements to number of shares, per share amounts and stock option data of the Company's common stock have been restated for the effect of the stock split.

5.  INITIAL PUBLIC OFFERING

     On April 29, 1999, the Company completed an initial public offering and issued 6,000,000 shares of its common stock, including 500,000 shares in connection with the exercise of the underwriters' over-allotment option, at a price of $8.00 per share. The Company received $43.5 million in cash, net of underwriting discounts, commissions and other offering costs. As of the closing date of the offering, all of the preferred stock outstanding was converted into an aggregate of 15,880,000 shares of common stock.

6.  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, warrants and convertible preferred stock, to the weighted average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net loss per share for the three months ended June 30, 2000, and for the six months ended June 30, 2000 and 1999, as their inclusion would be antidilutive.

                            INFORMATICA CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

     The calculation of basic and diluted net income (loss) per share is as follows (in thousands, except per share data):

                                              THREE MONTHS ENDED     SIX MONTHS ENDED
                                                   JUNE 30,              JUNE 30,
                                              ------------------    ------------------
                                               1999       2000       1999       2000
                                              -------    -------    -------    -------
                                                            (UNAUDITED)
Net income (loss)...........................  $   108    $(4,201)   $(1,067)   $(3,503)
                                              =======    =======    =======    =======
Weighted average shares of common stock
  outstanding used in calculation of net
  income (loss) per share:
  Basic.....................................   23,894     34,212     16,132     33,517
  Effect of dilutive securities:
     Common stock equivalents...............    5,893          0          0          0
                                              -------    -------    -------    -------
     Diluted................................   29,787     34,212     16,132     33,517
                                              =======    =======    =======    =======
Net income (loss) per share:
  Basic.....................................  $  0.00    $ (0.12)   $ (0.07)   $ (0.10)
                                              =======    =======    =======    =======
  Diluted...................................  $  0.00    $ (0.12)   $ (0.07)   $ (0.10)
                                              =======    =======    =======    =======

     If the Company had reported net income for the three months ended June 30, 2000, and for the six months ended June 30, 1999 and 2000, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 4,681,000, 5,329,000 and 5,502,000 common equivalent shares related to the outstanding options and warrants not included in the calculations above, respectively (determined using the treasury stock method).

7.  COMPREHENSIVE INCOME (LOSS)

     The following is a calculation of comprehensive income (loss), in thousands:

                                                THREE MONTHS ENDED      SIX MONTHS ENDED
                                                     JUNE 30,               JUNE 30,
                                                -------------------    ------------------
                                                 1999       2000        1999       2000
                                                ------    ---------    -------    -------
                                                               (UNAUDITED)
Net income (loss).............................   $108      $(4,201)    $(1,067)   $(3,503)
Other comprehensive loss:
  Foreign currency translation adjustment.....    (42)         (90)        (77)      (237)
                                                 ----      -------     -------    -------
Comprehensive income (loss)...................   $ 66      $(4,291)    $(1,144)   $(3,740)
                                                 ====      =======     =======    =======

8.  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

                            INFORMATICA CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

9.  BUSINESS COMBINATION

     In February 2000, the Company acquired Delphi Solutions AG, a distributor of Informatica products in Switzerland. The agreement was structured as a share purchase and accounted for as a purchase transaction. The estimated purchase price includes payments associated with 1999 revenues and projections for 2000 revenues. The first payment of approximately $3.6 million was paid in February 2000, and the estimated second payment of approximately $5.6 million is payable in January 2001. The purchase price of the transaction was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. Amounts allocated to intangible assets are being amortized on a straight-line basis over a two-year period. Amortization expense of $1.1 million and $1.5 million was recorded for the three and six months ended June 30, 2000, respectively. As part of this agreement, the Company is holding a certificate of deposit for $8.1 million as security for the second payment. This certificate of deposit has been reclassified to restricted cash on the Company's balance sheet.

     Pro forma results of operations have not been presented since the effects of the acquisition were not material to the Company's consolidated financial position, results of operations or cash flows for the periods presented.

10. ASSET ACQUISITION

     In April 2000, the Company announced a strategic alliance with PricewaterhouseCoopers ("PricewaterhouseCoopers") to jointly develop, sell and support end-to-end analytic solutions for the business-to-business e-commerce market worldwide. In connection with the agreement, PricewaterhouseCoopers received 409,138 shares of the Company's common stock in exchange for transferring ownership of certain intellectual property rights and personnel to the Company.

     The total purchase price, including related expenses, was approximately $31.8 million, of which $5.0 million was allocated to various intangible assets including acquired workforce and consultants, and $24.6 million was allocated to core technology and goodwill. Goodwill and other intangible assets are being amortized on a straight-line basis over two years for the acquired workforce and consultants and over three years for the core technology and goodwill. At June 30, 2000, accumulated amortization related to goodwill and other intangible assets and amortization expense for the three months ended June 30, 2000 totaled $2.7 million.

     Purchased in-process research and development of $2.2 million was expensed in the second quarter of 2000 because the in-process technology had not reached technological feasibility and had no alternative uses. The value of the purchased in-process research and development was computed using a discounted cash flow analysis based on management's estimates of future revenues, cost of revenues and operating expenses related to the products and technologies acquired from PricewaterhouseCoopers.

11. COMMITMENTS

     In February 2000, the Company entered into two lease agreements for new corporate headquarters in Redwood City, California. The facility is under construction and expected to be completed in June 2001. The lease expires twelve years after occupancy. As part of these agreements, in April 2000, the Company purchased certificates of deposit totaling $12.2 million as a security deposit for one year's lease payments until certain financial covenants are met. These certificates of deposit have been reclassified as restricted cash on the Company's balance sheet.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Zimba

     We have audited the accompanying balance sheets of Zimba (a development stage company) as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999 and for the periods from June 24, 1998 (inception) through December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zimba at December 31, 1998 and 1999, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the periods from June 24, 1998 (inception) through December 31, 1998 and 1999, in conformity with auditing standards generally accepted in the United States

     The accompanying financial statements have been prepared assuming that Zimba will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred operating losses since its inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Palo Alto, California
August 26, 2000

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                                 Balance Sheets

                                                             DECEMBER 31,           JUNE 30,
                                                       ------------------------    -----------
                                                         1998          1999           2000
                                                       ---------    -----------    -----------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  37,081    $    46,796    $   715,602
  Restricted cash....................................         --         10,000         10,000
  Prepaid expenses and other current assets..........     16,759          7,413         14,314
                                                       ---------    -----------    -----------
Total current assets.................................     53,840         64,209        739,916
Furniture and equipment, net.........................     65,734        177,661        307,326
Deposits and other assets............................      2,940         27,630         33,734
                                                       ---------    -----------    -----------
Total assets.........................................  $ 122,514    $   269,500    $ 1,080,976
                                                       =========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities...........  $  23,682    $   221,618    $   371,734
  Accrued compensation and related benefits..........     26,435        192,947        369,477
  Convertible notes payable to stockholders..........     65,000        325,000             --
  Note payable to stockholder........................      9,143             --             --
  Current portion of capital lease obligations.......     10,549         48,002         25,901
                                                       ---------    -----------    -----------
Total current liabilities............................    134,809        787,567        767,112
Capital lease obligations, less current portion......     26,438         42,436         78,607
Commitments
Shareholders' equity:
  Series A convertible preferred stock, no par value;
     4,375,000 shares designated; none outstanding at
     December 31, 1998; 4,374,996 issued and
     outstanding at December 31, 1999 and June 30,
     2000; aggregate liquidation preference of
     $629,999........................................         --        621,100        621,100
  Series B convertible preferred stock, no par value;
     12,000,000 shares designated; none outstanding
     at December 31, 1998 and December 31, 1999;
     6,005,391 shares issued and outstanding at June
     30, 2000; aggregate liquidation preference of
     $2,101,887......................................         --             --      2,087,366
  Common stock, no par value; 40,000,000 shares
     authorized; 17,100,000, 13,038,750 and
     13,520,375 shares issued and outstanding at
     December 31, 1998, 1999 and June 30, 2000,
     respectively....................................     61,560        403,352      1,313,145
  Deferred stock compensation........................         --       (249,886)      (629,336)
  Deficit accumulated during the development stage...   (100,293)    (1,335,069)    (3,157,018)
                                                       ---------    -----------    -----------
Total shareholders' equity...........................    (38,733)      (560,503)       235,257
                                                       ---------    -----------    -----------
Total liabilities and shareholders' equity...........  $ 122,514    $   269,500    $ 1,080,976
                                                       =========    ===========    ===========

                            See accompanying notes.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                            Statements of Operations

                                 PERIOD FROM                    PERIOD FROM
                                JUNE 24, 1998                  JUNE 24, 1998
                                 (INCEPTION)                    (INCEPTION)       SIX MONTHS ENDED
                                   THROUGH       YEAR ENDED       THROUGH             JUNE 30,
                                DECEMBER 31,    DECEMBER 31,   DECEMBER 31,    -----------------------
                                    1998            1999           1999          1999         2000
                                -------------   ------------   -------------   ---------   -----------
                                                                                     (UNAUDITED)
Costs and expenses:
  Product development.........    $  64,514     $   765,715     $   830,229    $ 232,071   $   867,310
  Sales and marketing.........       22,890         215,783         238,673       58,487       255,948
  General and administrative
     expenses.................       14,580         165,188         179,768       52,749       182,625
  Amortization of deferred
     stock compensation.......           --          73,088          73,088       19,513       516,647
                                  ---------     -----------     -----------    ---------   -----------
Total costs and expenses and
  loss from operations........      101,984       1,219,774       1,321,758      362,820     1,822,530
Other income (expense)........        1,691         (15,002)        (13,311)      (4,285)          581
                                  ---------     -----------     -----------    ---------   -----------
Net loss......................    $(100,293)    $(1,234,776)    $(1,335,069)   $(367,105)  $(1,821,949)
                                  =========     ===========     ===========    =========   ===========

                            See accompanying notes.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                       Statements of Shareholders' Equity

      For the period from June 24, 1998 (inception) through June 30, 2000

                                         PREFERRED STOCK            COMMON STOCK           DEFERRED
                                     -----------------------   -----------------------   STOCK-BASED    ACCUMULATED
                                       SHARES       AMOUNT       SHARES       AMOUNT     COMPENSATION     DEFICIT        TOTAL
                                     ----------   ----------   ----------   ----------   ------------   -----------   -----------
  Issuance of common stock at
    $0.0036 per share to
    founders.......................          --   $       --   17,100,000   $   61,560    $      --     $        --   $    61,560
  Net loss and comprehensive
    loss...........................          --           --           --           --           --        (100,293)     (100,293)
                                     ----------   ----------   ----------   ----------    ---------     -----------   -----------
Balance at December 31, 1998.......          --           --   17,100,000       61,560           --        (100,293)      (38,733)
  Issuance of Series A preferred
    stock in exchange for
    conversion of notes payable....     451,388       65,000           --           --           --              --        65,000
  Issuance of Series A preferred
    stock, net of issuance costs...   3,923,608      556,100           --           --           --              --       556,100
  Repurchase of common stock.......          --           --   (4,061,250)     (14,621)          --              --       (14,621)
  Deferred stock compensation......          --           --           --      322,974     (322,974)             --            --
  Issuance of warrant in connection
    with consulting services.......          --           --           --       33,439           --              --        33,439
  Amortization of deferred stock
    compensation...................          --           --           --           --       73,088              --        73,088
  Net loss and comprehensive
    loss...........................          --           --           --           --           --      (1,234,776)   (1,234,776)
                                     ----------   ----------   ----------   ----------    ---------     -----------   -----------
Balance at December 31, 1999.......   4,374,996      621,100   13,038,750      403,352     (249,886)     (1,335,069)     (560,503)
  Exercise of stock options
    (unaudited)....................          --           --      481,625       13,696           --              --        13,696
  Issuance of Series B preferred
    stock in exchange for
    conversion of notes payable
    (unaudited)....................   2,456,946      859,931           --           --           --              --       859,931
  Issuance of Series B preferred
    stock, net of issuance costs
    (unaudited)....................   3,548,445    1,227,435           --           --           --              --     1,227,435
  Deferred stock compensation
    (unaudited)....................          --           --           --      896,097     (896,097)             --            --
  Amortization of deferred stock
    compensation (unaudited).......          --           --           --           --      516,647              --       516,647
  Net loss and comprehensive loss
    (unaudited)....................          --           --           --           --           --      (1,821,949)   (1,821,949)
                                     ----------   ----------   ----------   ----------    ---------     -----------   -----------
Balance at June 30, 2000
  (unaudited)......................  10,380,387   $2,708,466   13,520,375   $1,313,145    $(629,336)    $(3,157,018)  $   235,257
                                     ==========   ==========   ==========   ==========    =========     ===========   ===========

                            See accompanying notes.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                            Statements of Cash Flows

                                                 PERIOD FROM                           PERIOD FROM
                                                JUNE 24, 1998                         JUNE 24, 1998          SIX MONTHS ENDED
                                                 (INCEPTION)         YEAR ENDED        (INCEPTION)               JUNE 30,
                                             THROUGH DECEMBER 31,   DECEMBER 31,   THROUGH DECEMBER 31,   -----------------------
                                                     1998               1999               1999             1999         2000
                                             --------------------   ------------   --------------------   ---------   -----------
                                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net loss..................................        $(100,293)        $(1,234,776)       $(1,335,069)       $(367,105)  $(1,821,949)
Adjustments to reconcile net loss to net
 cash used in operating activities:
 Depreciation and amortization............            4,535              49,338             53,873           14,490        40,187
 Amortization of deferred stock
   compensation...........................               --              73,088             73,088           19,513       516,647
 Issuance of warrant in connection with
   consulting services....................               --              33,439             33,439               --            --
 Changes in operating assets and
   liabilities:
 Prepaid expenses and other current
   assets.................................          (16,759)              9,346             (7,413)          (3,466)       (6,901)
 Deposits and other assets................           (2,940)            (24,690)           (27,630)          (4,250)       (6,104)
 Accounts payable and accrued
   liabilities............................           23,682             197,936            221,618           94,632       150,116
 Accrued compensation and related
   benefits...............................           26,435             166,512            192,947           66,916       176,530
                                                  ---------         -----------        -----------        ---------   -----------
Net cash used in operating activities.....          (65,340)           (729,807)          (795,147)        (179,270)     (951,474)
INVESTING ACTIVITIES
Allocation to restricted cash.............               --             (10,000)           (10,000)              --            --
Purchase of furniture and equipment.......          (33,282)            (97,264)          (130,546)         (74,913)     (129,881)
                                                  ---------         -----------        -----------        ---------   -----------
Net cash used in investing activities.....          (33,282)           (107,264)          (140,546)         (74,913)     (129,881)
FINANCING ACTIVITIES
Principal payments on capital lease
 obligations..............................               --             (10,550)           (10,550)          (5,488)      (25,901)
Proceeds from issuance of preferred stock,
 net......................................               --             556,100            556,100          479,400     1,227,435
Proceeds from issuance of common stock,
 net......................................           61,560                  --             61,560               --        13,696
Repurchase of common stock................               --             (14,621)           (14,621)              --            --
Proceeds from issuance of note payable to
 stockholder..............................            9,143              20,000             29,143           20,000            --
Repayment of note payable to
 stockholder..............................               --             (29,143)           (29,143)              --            --
Proceeds from issuance of convertible
 notes to stockholders....................           65,000             325,000            390,000               --       534,931
                                                  ---------         -----------        -----------        ---------   -----------
Net cash provided by financing
 activities...............................          135,703             846,786            982,489          493,912     1,750,161
                                                  ---------         -----------        -----------        ---------   -----------
Change in cash and cash equivalents.......           37,081               9,715             46,796          239,729       668,806
Cash and cash equivalents at beginning of
 period...................................               --              37,081                 --           37,081        46,796
                                                  ---------         -----------        -----------        ---------   -----------
Cash and cash equivalents at end of
 period...................................        $  37,081         $    46,796        $    46,796        $ 276,810   $   715,602
                                                  =========         ===========        ===========        =========   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES
Furniture and equipment purchased under
 capital lease obligation.................        $  36,987         $    64,000        $   100,988        $   3,301   $    39,971
                                                  =========         ===========        ===========        =========   ===========
Issuance of preferred stock in exchange
 for convertible notes payable............        $      --         $    65,000        $    65,000        $  65,000   $   859,931
                                                  =========         ===========        ===========        =========   ===========
Issuance of warrant in connection with
 consulting services......................        $      --         $    33,438        $    33,438        $      --   $        --
                                                  =========         ===========        ===========        =========   ===========
SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
 Interest.................................        $   1,468         $    19,299        $    20,767        $   3,181   $     8,262
                                                  =========         ===========        ===========        =========   ===========

                            See accompanying notes.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

     The Company was founded in California on June 24, 1998 (inception), as GeoMastix LLC ("GeoMastix"). GeoMastix was incorporated in California on October 14, 1999, and on July 10, 1999, changed its name to Zimba (the "Company").

     From inception through December 31, 1999, the Company has been in the development stage, devoting substantially all of its efforts to research and development of its technologies, acquisition of facilities and equipment and raising capital. The Company is developing an application designed to provide mobile professionals real-time access to corporate and external information via wireless devices, voice recognition and the web. No revenues have been realized through December 31, 1999.

BASIS OF PRESENTATION

     The Company has incurred operating losses to date and has an accumulated deficit of $1,335,069 at December 31, 1999. The Company's activities have been primarily financed through private placements of equity securities and capital lease financing. The Company may need to raise additional capital through the issuance of debt or equity securities to fund its operations. This financing may not be available on terms satisfactory to the Company, if at all.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated

INTERIM FINANCIAL INFORMATION

     The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for any future periods.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid money market investments with insignificant interest rate risk and original maturities from the date of purchase of three months or less. Cash and cash equivalents are stated at cost, which approximates their fair value.

FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three years. Equipment under capital leases are amortized over the shorter of the estimated useful life on the life of the lease.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Employee Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no compensation for the stock option grants to employees. The effect of applying the fair value method under FASB 123 to the Company's stock options would result in pro forma net losses that are not materially different from the historical amounts reported.

SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The Company expenses all software development costs prior to the Company's products attaining technological feasibility. Upon the Company's products attaining technological feasibility, all development costs will be capitalized until the general release of the product to customers. As of December 31, 1999, the Company's product has not yet reached technological feasibility. Accordingly, the Company has expensed all development costs to date.

INCOME TAXES

     The Company uses the liability method to account for income taxes as required SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPREHENSIVE LOSS

     There is no difference in the Company's historical net losses as reported and the comprehensive net losses for all periods presented.

2.  FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following:

                                                                        DECEMBER 31
                                                                    -------------------
                                                                      1999       1998
                                                                    --------    -------
    Computer equipment and software.............................    $216,325    $55,060
    Furniture and fixtures......................................      15,209     15,209
    Less accumulated depreciation and amortization..............     (53,873)    (4,535)
                                                                    --------    -------
                                                                    $177,661    $65,734
                                                                    ========    =======

     Depreciation and amortization expense on furniture and equipment was approximately $4,535, $49,338 and $53,873 during the period from inception through December 31, 1998, the year ended December 31, 1999 and period from inception through December 31, 1999, respectively.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

3.  COMMITMENTS

     The Company leases its facility under a month-to-month operating lease. Capital lease obligations represent the present value of future rental payments under capital lease agreements for equipment. The original cost of equipment under capital leases was $112,200 and $37,410 at December 31, 1999 and 1998, respectively. Accumulated depreciation related to such leased assets was $23,664 and $2,078 as of December 31, 1999 and 1998, respectively. Future minimum payments under capital leases are as follows:

    Year ending December 31,
         2000...................................................  $59,142
         2001...................................................   48,547
         2002...................................................   13,818
                                                                  -------
                                                                  121,507
    Less amount representing interest...........................   31,069
                                                                  -------
    Present value of net minimum capital lease payments.........   90,438
    Less current portion........................................   48,002
                                                                  -------
    Long-term capital lease obligations.........................  $42,436
                                                                  =======

     Rent expense under operating lease arrangements for the period from inception to December 31, 1998, the year ended December 31, 1999 and the period from inception to December 31, 1999 totaled $4,511, $21,811 and $26,322, respectively.

4.  CONVERTIBLE NOTES PAYABLE

     In October and November 1998, the Company issued convertible notes payable to certain investors in exchange for $65,000 in cash. The notes bore interest of 5% per year and were convertible into shares of Series A preferred stock, at the option of the payees and upon the sale of such shares by the Company. However, no interest was payable by the Company in the event of conversion. The notes payable were converted into 451,388 shares of Series A preferred stock in June 1999.

     From October to December 1999, the Company issued convertible notes payable to certain investors in exchange for $325,000 in cash. The notes bore interest of 18% per year and were convertible into shares of Series B preferred stock at $0.35 per share at the option of the payees and upon the sale of such shares by the Company. The notes payable and accrued interest thereon were converted into 2,456,946 shares of the Company's Series B convertible preferred stock in connection with the Company's sale of the preferred stock in May 2000.

5.  SHAREHOLDERS' EQUITY

COMMON STOCK

     Common Stock Issued to Founders

     In November 1998, the Company issued 17,100,000 shares of common stock to its founders at $0.0036 per share, which the Company determined to be the fair value of the common stock upon the formation of the company. These common shares are subject to repurchase rights which allow the Company to repurchase the shares at $0.0036 per share in the event of termination of employment, and which expire ratably over 4 years.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

The unvested shares fully and automatically vest in the event of a merger in which the Company is not the surviving corporation or the sale of substantially all of the Company's assets or stock. At December 31, 1999, 13,038,750 shares were subject to such repurchase rights.

CONVERTIBLE PREFERRED STOCK

     Under the Company's Articles of Incorporation, preferred stock is issuable in series and the Board of Directors is authorized to determine the rights, preferences, and terms of each series.

Dividends

     The holders of Series A and Series B preferred stock, are entitled to receive dividends at the rates of $0.0075 and $0.025 per annum on each outstanding share of Series A and Series B preferred stock, respectively (as adjusted for any stock dividends, combinations or splits with respect to such shares). Dividends are payable in preference and priority to any payment of any dividend on common stock of the Company. Such dividends are payable only when, as and if declared by the Board of Directors, but only out of funds that are legally available, and are noncumulative. No dividends have been declared or paid through December 31, 1999.

Conversion

     Each share of preferred stock, at the option of the holder, is convertible into fully paid and nonassessable shares of common stock at the conversion rate. The conversion rate of the Series A and Series B preferred stock is 1:1 subject to antidilution adjustments. Additionally, conversion is automatic upon the closing of a qualified public offering of common stock with gross proceeds of at least $7,500,000.

Voting

     The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock can be converted.

Liquidation Rights

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, by reason of their ownership, an amount equal to the sum of $0.144 for each share of Series A preferred stock and $0.35 for each share of Series B preferred stock plus any declared but unpaid dividends with respect to such shares. The remaining assets, if any, are to be distributed ratably to the holders of common and preferred stock on an as-if-converted to common stock basis until the holders of Series A and Series B preferred stock have received an amount equal to twice the original Series A and Series B conversion price per share, at which time the remaining assets legally available for distribution will be paid on a pro rata basis to the holders of common stock. If, upon the occurrence of a liquidation event, the assets and funds distributed among the holders of the preferred stock are insufficient to permit the payment to holders of the full preferential amount, then all assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of Series A and Series B preferred stock ratably, in proportion to the preferential amount each such holder is otherwise entitled to receive.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

STOCK OPTIONS

     Under the Company's 1999 Stock Option Plan (the "Plan"), 6,390,000 shares of common stock have been reserved for the issuance of incentive stock options ("ISOs") or non statutory stock options ("NSOs") to eligible participants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. However, options granted to a 10% shareholder will have an exercise price of not less than 110% of the fair market value at the date of the grant. The NSOs may be granted at a price per share not less than 85 percent of the fair market value at the date of grant. Options granted to-date are immediately exercisable, and unvested shares are subject to repurchase by the Company at the original issuance price. Options and unvested shares granted generally vest over a period of up to 4 years, with a maximum term of 10 years. Upon termination of an option holder, the Company has the right to repurchase at the original purchase price any issued and unvested shares of common stock. As of December 31, 1999, no outstanding shares of common stock are subject to such repurchase rights.

     A summary of option activity under the Plan is as follows:

                                                                  OUTSTANDING OPTIONS
                                                              ---------------------------
                                                                             WEIGHTED-
                                                                              AVERAGE
                                                              NUMBER OF    EXERCISE PRICE
                                                               SHARES        PER SHARE
                                                              ---------    --------------
Outstanding as of December 31, 1998                                  --        $  --
  Granted...................................................  1,581,000        $0.02
  Cancelled.................................................   (471,250)        0.02
                                                              ---------        -----
Outstanding as of December 31, 1999.........................  1,109,750         0.02
  Granted...................................................  1,625,000         0.04
  Exercised.................................................   (481,625)        0.03
  Cancelled.................................................   (280,000)        0.04
                                                              ---------        -----
Outstanding as of June 30, 2000.............................  1,973,125        $0.03
                                                              =========        =====

     As of December 31, 1999, options to purchase 5,280,250 shares of common stock were available for future grant under the plan.

     From January to June 2000, the Company granted options to purchase an aggregate 175,000 shares of common stock at exercise prices from $0.04 to $0.08 per share, that were outside of the option plan. As of June 30, 1999, all of these options were outstanding.

     The following table summarizes outstanding and exercisable stock options as of December 31, 1999:

                                                     OPTIONS OUTSTANDING AND EXERCISABLE
                                                 -------------------------------------------
                                                               WEIGHTED-
                                                                AVERAGE         WEIGHTED-
                                                               REMAINING         AVERAGE
                                                 NUMBER OF    CONTRACTUAL     EXERCISE PRICE
PRICE                                             SHARES      LIFE (YEARS)      PER SHARE
-----                                            ---------    ------------    --------------
$0.01..........................................    618,750        9.66            $0.01
$0.04..........................................    491,000        9.04             0.04
                                                 ---------        ----
                                                 1,109,750        9.66
                                                 =========        ====

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

     The weighted average fair value at grant date of options granted to employees during the year ended December 31, 1999 and the period from inception through December 31, 1999 was $0.09.

SHARES RESERVED FOR FUTURE ISSUANCE

     As of December 31, 1999, the Company has reserved 11,043,645 shares of common stock for future issuance as follows:

Stock option plan...........................................     6,390,000
Common stock warrants.......................................       278,649
Series A convertible preferred stock........................     4,374,996
                                                                ----------
                                                                11,043,645
                                                                ==========

DEFERRED STOCK COMPENSATION

     The Company recorded deferred stock compensation of $322,974 and $467,013 during the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, representing the difference between the exercise price and the deemed fair value for financial accounting purposes of the Company's common stock on the date the stock options were granted. This amount is being amortized by charges to operations over the vesting periods of the individual stock options using a graded vesting method. Such amortization amounted to approximately $73,088 for the year ended December 31, 1999 and the period from inception to December 31, 1999, and $177,427 for the six months ended June 30, 2000.

     The Company also recorded deferred stock compensation of $429,084 during the six months ended June 30, 2000, relating to the issuance of consultant options.

     This amount was computed using the Black-Scholes option valuation model. Unvested shares will be remeasured at each measurement date, as they are variable awards, and the related amortization will be charged to operations over the vesting periods of the individual stock options. Such amortization amounted to $339,220 for the six months ended June 30, 2000.

COMMON STOCK WARRANTS

     In July 1999, in connection with a consulting agreement, the Company issued a warrant to purchase 278,649 shares of common stock at an exercise price of $0.144 per share. The warrant is exercisable at any time until one year after an initial public offering of the Company's common stock, or a merger with acquisition by a public Company. The fair value of the warrant in the amount of $33,438, was calculated using a Black-Scholes model with the following assumptions: expected volatility of 100%, expected dividend yield of 0%, expected life of 1 year and risk free interest rate of 5.5%, and has been charged to operations in the year ended December 31, 1999. The warrant has not been exercised or cancelled through December 31, 1999.

6.  INCOME TAXES

     No provision for income taxes was required for the periods from June 24, 1998 (inception) through June, 1999 because the Company was either an LLC or S-corporation. As a result of this status, the shareholders of the Company included the Company's income or loss in their federal and state income tax returns.

     No provision for income taxes was recorded for the period from June 1999 to December 1999 as the Company has incurred operating losses.

                                     ZIMBA
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
         (INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED
              JUNE 30, 1999 AND 2000 IS UNAUDITED) -- (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets of approximately $366,000 and $1,000 at December 31, 1999 and 1998, respectively. Realization of the deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $365,000 during the year ended December 31, 1999. Deferred tax assets relate primarily to net operating loss carryforwards.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes each of approximately $787,000. The net operating loss carryforwards expire in the years 2004 through 2019, if not utilized.

     Utilization of the Company's net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code, as amended, and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

7.  SUBSEQUENT EVENTS (UNAUDITED)

     In August 2000, the Company was acquired by Informatica Corporation, a public company that provides e-business analytic solutions. No adjustments have been made to the accompanying financial statements for the effects of the potential merger or recorded financial position on the results of operations.

                SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The selected unaudited pro forma condensed combined financial information for the Company set forth below gives effect to the acquisition of Zimba. The historical financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial information of Informatica and Zimba and should be read in conjunction with those financial statements and the notes thereto included elsewhere herein. The selected unaudited pro forma condensed combined balance sheet as of June 30, 2000 set forth below gives effect to the acquisition of Zimba as if it occurred on that date. The selected unaudited pro forma condensed combined statements of operations data for the year ended December 31, 1999 and the six months ended June 30, 2000 set forth below give effect to the acquisition as if it occurred on the first day of each of those periods under the purchase method of accounting. The selected unaudited pro forma condensed combined financial information reflects certain adjustments, including adjustments to reflect the amortization of goodwill and other intangible assets resulting from the acquisition. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited historical financial statements of Informatica and Zimba. The selected unaudited pro forma condensed combined financial information does not purport to represent what the consolidated results of operations or financial condition of the Company would actually have been if the Zimba acquisition had in fact occurred on such dates or the future consolidated results of operations or financial condition of the Company.

                            INFORMATICA CORPORATION

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 JUNE 30, 2000
                                 (IN THOUSANDS)

                                                HISTORICAL                         PRO FORMA
                                     --------------------------------        ----------------------
                                                                              BUSINESS
                                                                             COMBINATION
                                     INFORMATICA    ZIMBA    COMBINED        ADJUSTMENTS   COMBINED
                                     -----------   -------   --------        -----------   --------
ASSETS
Current assets:
  Cash and cash equivalents........   $ 31,831     $   716   $ 32,547          $    --     $ 32,547
  Restricted cash..................      8,116          10      8,126               --        8,126
  Accounts receivable, net.........     18,141          --     18,141               --       18,141
  Prepaid expenses and other
     current assets................      2,376          14      2,390               --        2,390
                                      --------     -------   --------          -------     --------
     Total current assets..........     60,464         740     61,204               --       61,204
Restricted cash, less current
  portion..........................     12,166          --     12,166               --       12,166
Property and equipment, net........      3,871         307      4,178               --        4,178
Goodwill and other intangible
  assets...........................     34,415          --     34,415(1)(3)     19,750       54,165
Other assets.......................      1,272          34      1,306               --        1,306
                                      --------     -------   --------          -------     --------
     Total assets..................   $112,188     $ 1,081   $113,269          $19,750     $133,019
                                      ========     =======   ========          =======     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
     liabilities...................   $ 14,598     $   372   $ 14,970(3)       $   302     $ 15,272
  Accrued compensation and related
     benefits......................      6,089         369      6,458               --        6,458
  Income taxes payable.............      1,608          --      1,608               --        1,608
  Current portion of capital lease
     obligations...................        142          26        168               --          168
  Deferred revenue.................     15,324          --     15,324               --       15,324
                                      --------     -------   --------          -------     --------
     Total current liabilities.....     37,761         767     38,528              302       38,830
Capital lease obligations, less
  current portion..................         42          79        121               --          121
Stockholders' equity:
  Convertible preferred stock......         --       2,708      2,708(1)(5)     (2,708)          --
  Common stock.....................    105,685       1,313    106,998(1)(3)(5)    23,487    130,485
  Deferred stock-based
     compensation..................     (3,592)       (629)    (4,221)(5)          629       (3,592)
  Accumulated deficit..............    (27,387)     (3,157)   (30,544)(1)(5)    (1,960)     (32,504)
  Accumulated other comprehensive
     income........................       (321)         --       (321)              --         (321)
                                      --------     -------   --------          -------     --------
     Total stockholders' equity....     74,385         235     74,620           19,448       94,068
                                      --------     -------   --------          -------     --------
     Total liabilities and
       stockholders' equity........   $112,188     $ 1,081   $113,269          $19,750     $133,019
                                      ========     =======   ========          =======     ========

See accompanying notes to selected unaudited pro forma condensed combined financial information.

                            INFORMATICA CORPORATION

                SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      HISTORICAL                    PRO FORMA
                                           --------------------------------   ----------------------
                                                                               BUSINESS
                                                                              COMBINATION
                                           INFORMATICA    ZIMBA    COMBINED   ADJUSTMENTS   COMBINED
                                           -----------   -------   --------   -----------   --------
Revenues:
  License................................    $41,184     $    --   $41,184      $    --     $41,184
  Services...............................     21,195          --    21,195           --      21,195
                                             -------     -------   -------      -------     -------
     Total revenues......................     62,379          --    62,379           --      62,379
Costs of revenues:
  License................................        686          --       686      $    --         686
  Services...............................     10,310          --    10,310           --      10,310
                                             -------     -------   -------      -------     -------
     Total cost of revenues..............     10,996          --    10,996           --      10,996
                                             -------     -------   -------      -------     -------
  Gross profit...........................     51,383          --    51,383                   51,383
Operating expenses:
  Research and development...............     11,843         766    12,609           --      12,609
  Sales and marketing....................     33,613         216    33,829           --      33,829
  General and administrative.............      5,012         165     5,177           --       5,177
  Merger-related costs...................      2,082          --     2,082           --       2,082
  Amortization of stock-based
     compensation........................        742          73       815           --         815
  Amortization of goodwill and other
     intangible assets...................         --          --        --(2)     6,648       6,648
                                             -------     -------   -------      -------     -------
     Total operating expenses............     53,292       1,220    54,512        6,648      61,160
Income (loss) from operations............     (1,909)     (1,220)   (3,129)      (6,648)     (9,777)
Interest income (expense), net...........      1,238         (15)    1,223                    1,223
                                             -------     -------   -------      -------     -------
Loss before income taxes.................       (671)    $(1,235)  $(1,906)     $(6,648)    $(8,554)
Income tax provision.....................        824          --       824           --         824
                                             -------     -------   -------      -------     -------
Net loss.................................    $(1,495)     (1,235)   (2,730)      (6,648)     (9,378)
                                             =======     =======   =======      =======     =======
Basic and diluted net loss per
  share(4)...............................    $ (0.06)                                       $ (0.39)
                                             =======                                        =======
Number of shares used in calculation of
  net loss per share(4)..................     23,783         253                             24,036
                                             =======     =======                            =======

   See accompanying notes to selected unaudited pro forma condensed combined financial information.

                            INFORMATICA CORPORATION

    SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         HISTORICAL                    PRO FORMA
                                              --------------------------------   ----------------------
                                                                                  BUSINESS
                                                                                 COMBINATION
                                              INFORMATICA    ZIMBA    COMBINED   ADJUSTMENTS   COMBINED
                                              -----------   -------   --------   -----------   --------
Revenues
  License..................................     $38,569     $    --   $ 38,569     $    --     $38,569
  Services.................................      21,269          --     21,269          --      21,269
                                                -------     -------   --------     -------     -------
    Total revenues.........................      59,838          --     59,838          --      59,838
Cost of revenues:
  License..................................         793          --        793          --         793
  Service..................................      11,207          --     11,207          --      11,207
                                                -------     -------   --------     -------     -------
    Total cost of revenues.................      12,000          --     12,000          --      12,000
                                                -------     -------   --------     -------     -------
Gross profit...............................      47,838          --     47,838                  47,838
Operating expenses:
  Research and Development.................       9,876         867     10,743          --      10,743
  Sales and marketing......................      30,101         256     30,357          --      30,357
  General and administrative...............       4,311         183      4,494          --       4,494
  Amortization of stock-based
    compensation...........................         529         517      1,046          --       1,046
  Amortization of goodwill and other
    intangible assets......................       4,172          --      4,172          --       4,172
  Purchased in-process research and
    development............................       2,199          --      2,199(2)     3,324      5,523
                                                -------     -------   --------     -------     -------
    Total operating expenses...............      51,188       1,823     53,011       3,324      56,335
                                                -------     -------   --------     -------     -------
Loss from operations.......................      (3,350)     (1,823)    (5,173)     (3,324)     (8,497)
Interest income (expense), net.............         722           1        723          --         723
                                                -------     -------   --------     -------     -------
Loss before income taxes...................     $(2,628)    $(1,822)  $ (4,450)    $(3,324)    $(7,774)
                                                =======     =======   ========     =======     =======
Income tax provision.......................         875          --        875          --         875
                                                -------     -------   --------     -------     -------
Net loss...................................      (3,503)     (1,822)    (5,325)     (3,324)     (8,649)
                                                =======     =======   ========     =======     =======
Basic and diluted net loss per share(3)....     $ (0.10)                                       $ (0.26)
                                                =======                                        =======
Number of shares used in calculation of net
  loss per share(3)........................      33,517         253                             33,770
                                                =======     =======                            =======

   See accompanying notes to selected unaudited pro forma condensed combined financial information.

            NOTES TO SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     Informatica acquired Zimba on August 31, 2000 in a transaction accounted for as a purchase. The total purchase cost was approximately $26 million consisting of 253,329 shares of Informatica common stock, (with a fair value of approximately $23.8 million,) the assumption of outstanding stock options with a fair value of approximately $1 million, assumed liabilities of approximately $0.9 million and transaction costs of approximately $0.3 million.

     Pro forma adjustments for the unaudited pro forma condensed combined balance sheet as of June 30, 2000 and statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 are as follows:

1.   To reflect the preliminary allocation of the purchase cost.

     The total estimated purchase price for the acquisition has been allocated on a preliminary basis to assets and liabilities based on management's best estimates of their fair value with the excess costs over the net assets acquired allocated to goodwill. The preliminary allocation has resulted in a charge for purchased in-process research and development estimated to be $5.1 million and estimated goodwill and identified intangible assets of $19.8 million which are being amortized over two to three years.

2. To reflect amortization of goodwill and other intangible assets resulting from the acquisition.

     The pro forma condensed combined statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 does not include the purchased research and development related charge of approximately $5.1 million since it is considered a non-recurring charge.

3.   To reflect the acquisition of all of the outstanding stock of Zimba.

4. Basic and diluted net loss per share has been adjusted to reflect the issuance of 253,329 shares of Informatica common stock, as if these shares had been outstanding for the entire period. Dilutive options and warrants are excluded from the computation as their effect is antidilutive.

5. To reflect the elimination of the historical stockholder's equity accounts of Zimba.

                         [INFORMATICA CORPORATION LOGO]